FORM 20-F
                                   (Mark One)

 [X] REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR (G) OF THE SECURITIES
                              EXCHANGE ACT OF 1934

                                       OR

  [ ] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE
                                   ACT OF 1934

                                       OR

     [ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES
                              EXCHANGE ACT OF 1934

             For the transition period from __________ to __________

                            COMMISSION FILE NUMBER []

                              TALWARE NETWORX INC.
             (Exact name of Registrant as specified in its charter)

                                 ONTARIO, CANADA
                 (Jurisdiction of incorporation or organization)

              123 Commerce Valley Drive East, Suite 301, Thornhill, Ontario, Canada L3T 7W8 (Address of Principal executive offices)


          Securities registered or to be registered pursuant to Section
                                12(b) of the Act.

Title of each class              Names of each exchange on which registered

    None                         Not Applicable

          Securities registered or to be registered pursuant to Section
                                12(g) of the Act.

                                  Common Shares
                                (Title of Class)

          Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

                                      None
                                (Title of Class)

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the Registration statement.

As of September 30, 2003, the Registrant had 33,036,466 common shares issued and outstanding and as of December 31, 2002, the Registrant had 25,198,583 common shares issued and outstanding (the "Common Shares").

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

                                                                  Yes |_| No [X]

Indicate by check mark which financial statement item the Registrant has elected to follow.

                                                         Item 17 [ ] Item 18 [X]

ALL MONETARY REFERENCES THROUGHOUT THIS REGISTRATION STATEMENT ARE EXPRESSED IN UNITED STATES DOLLARS ("$"), EXCEPT WHERE INDICATED AS CANADIAN DOLLARS ("CDN$"). ALL FINANCIAL INFORMATION PRESENTED IN THIS REGISTRATION STATEMENT, EXCEPT WHERE OTHERWISE INDICATED, HAS BEEN PREPARED IN ACCORDANCE WITH ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES ("U.S. GAAP").

WHEN USED IN THIS REGISTRATION STATEMENT, THE WORDS "BELIEVES," "ANTICIPATES," "EXPECTS," AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS. SUCH STATEMENTS ARE SUBJECT TO CERTAIN RISKS AND UNCERTAINTIES, WHICH COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE PROJECTED. IN ADDITION TO QUARTERLY FLUCTUATIONS, OUR OPERATING RESULTS ARE AFFECTED BY A WIDE VARIETY OF OTHER FACTORS THAT COULD MATERIALLY AND ADVERSELY AFFECT ACTUAL RESULTS, INCLUDING: GENERAL ECONOMIC CONDITIONS; DEPENDENCE ON SIGNIFICANT CUSTOMERS AND SUPPLIERS; REVENUES FROM DEVELOPMENT CONTRACTS; RAPID CHANGES IN TECHNOLOGY; COMPETITION; ABILITY TO MANAGE GROWTH AND INTEGRATE ACQUISITIONS; ACTIONS BY GOVERNMENTAL AUTHORITIES; AND FOREIGN CURRENCY AND EXCHANGE RATE FLUCTUATIONS. AS A RESULT OF THESE AND OTHER FACTORS, WE MAY EXPERIENCE MATERIAL FLUCTUATIONS IN FUTURE OPERATING RESULTS ON A QUARTERLY OR ANNUAL BASIS, WHICH COULD MATERIALLY AND ADVERSELY AFFECT OUR BUSINESS, FINANCIAL CONDITION, OPERATING RESULTS AND STOCK PRICE. FURTHERMORE, THIS DOCUMENT AND OTHER
DOCUMENTS FILED BY US WITH THE SEC CONTAIN CERTAIN FORWARD-LOOKING STATEMENTS WITH RESPECT TO OUR BUSINESS, INCLUDING PROSPECTIVE FINANCING ARRANGEMENTS. THESE FORWARD-LOOKING STATEMENTS ARE SUBJECT TO CERTAIN RISKS AND UNCERTAINTIES, INCLUDING THOSE MENTIONED ABOVE, WHICH MAY CAUSE ACTUAL RESULTS TO DIFFER SIGNIFICANTLY FROM THESE FORWARD-LOOKING STATEMENTS. WE UNDERTAKE NO OBLIGATION TO PUBLICLY RELEASE THE RESULTS OF ANY REVISIONS TO THESE FORWARD-LOOKING STATEMENTS, WHICH MAY BE TO REFLECT EVENTS OR CIRCUMSTANCES AFTER THE DATE HEREOF OR TO REFLECT EVENTS OR CIRCUMSTANCES AFTER THE DATE HEREOF OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS. AN INVESTMENT IN OUR COMPANY INVOLVES VARIOUS RISKS, INCLUDING THOSE MENTIONED ABOVE AND THOSE, WHICH ARE DETAILED FROM TIME TO TIME IN OUR SEC FILINGS.

                                     PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS.

Alan Rootenberg, President, Chief Executive Officer and Director
123 Commerce Valley Drive East, Suite 301
Thornhill, Ontario, Canada L3T 7W8

Functions: Mr. Rootenberg functions as the principal person in charge of all major business decisions for us.

Stephan Bielawski, Chief Operating Officer and Director
123 Commerce Valley Drive East, Suite 301
Thornhill, Ontario, Canada L3T 7W8

Functions: Mr. Bielawski's functions include decision making for our day-to-day operations and he is responsible for our marketing and sales functions.

Yuri Tarasov, Vice President - Technology Services
123 Commerce Valley Drive East, Suite 301
Thornhill, Ontario, Canada L3T 7W8

Functions:   Mr.  Tarasov's   functions  include  supervising  the  development,
maintenance, updating and implementation of our product suite and supervision of our customer service operation.

HoJin Song, Executive Vice President
123 Commerce Valley Drive East, Suite 301
Thornhill, Ontario, Canada L3T 7W8

Functions: Mr. Song's functions include business development and client services in international markets.

John Angaritis, Director
47 Lunau Lane
Thornhill, Ontario, Canada L3T 5N1

Functions: Mr. Angaritis serves on our board of directors and has standard functions of a board member.

Norman Grafstein, Director
55 Bevshire Circle
Thornhill, Ontario, Canada L4J 5C5

Functions: Mr. Grafstein serves on our board of directors and has standard functions of a board member.

Alpha Pang, Director
15 Wertheim Court, Suite 501
Richmond Hill, Ontario Canada L4B 3H7

Functions: Mr. Pang serves on our board of directors and has standard functions of a board member.


ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE.

Not Applicable

ITEM 3. KEY INFORMATION.

A. Selected Financial Data

Our selected consolidated financial data presented below under the captions "Interim Consolidated Statement of Operations" for the nine months ended September 30, 2003 with comparative figures for nine months ended September 30, 2002, "Interim Consolidated Statement of Deficit" for the nine months ended September 30, 2003 with comparative figures for nine months ended September 30, 2002, "Interim Consolidated Statement of Cash Flows" for the nine months ended September 30, 2003 with comparative figures for nine months ended September 30, 2002, and "Interim Consolidated Balance Sheet" for us at September 30, 2003 with comparative figures as at December 31, 2002. These figures are unaudited. These interim consolidated financial statements have been prepared by management, using the same accounting policies and the methods for their application as the most recent consolidated financial statements. Disclosures in these interim consolidated financial statements may not conform in all respects to the requirements of Canadian generally accepted accounting principles for annual financial statements. These interim consolidated financial statements should be read in conjunction with our most recent audited consolidated financial statements, being for the year ended December 31, 2002.


TALWARE NETWORX INC.

INTERIM CONSOLIDATED STATEMENT OF OPERATIONS
NINE MONTHS ENDED SEPTEMBER 30, 2003
WITH COMPARATIVE FIGURES FOR NINE MONTHS ENDED SEPTEMBER 30, 2002
(UNAUDITED)

                                                       September 30    September 30    September 30    September 30
                                                           2003            2003            2002            2002
                                                        (9 months)      (3 months)      (9 months)      (3 months)
                                                            $               $                $               $
                                                        ----------      ----------      ----------      ----------
REVENUES                                                    18,550          18,550              --              --
                                                        ----------      ----------      ----------      ----------
EXPENSES
Selling, general and administrative                        968,925         375,630         666,918         299,438
                                                        ----------      ----------      ----------      ----------
OPERATING LOSS BEFORE OTHER INCOME (EXPENSES)
AND THE UNDERNOTED ITEMS                                  (950,375)       (357,080)       (666,918)       (299,438)
                                                        ----------      ----------      ----------      ----------
OTHER INCOME (EXPENSES)
Amortization expense, deferred development costs           426,885         142,295         126,790          94,993
Amortization expense, property and equipment                 6,882           2,294           6,951           3,010
Interest expense                                             4,507           1,479             849             533
Loss on disposition of shares of Career Match, Inc.             --              --           5,974              --
                                                        ----------      ----------      ----------      ----------
LOSS FROM CONTINUING OPERATIONS BEFORE THE
UNDERNOTED ITEMS                                        (1,388,649)       (503,148)       (807,482)       (397,974)
                                                        ----------      ----------      ----------      ----------
EQUITY IN NET LOSS OF CAREER MATCH, INC.                        --              --          76,428              --
NON-CONTROLLING INTEREST                                        --              --            (561)            (66)
                                                        ----------      ----------      ----------      ----------
NET LOSS                                                (1,388,649)       (503,148)       (883,349)       (397,908)
                                                        ==========      ==========      ==========      ==========

WEIGHTED-AVERAGE NUMBER OF COMMON SHARES (NOTE 5)       29,794,149      31,166,066      19,277,730      22,203,133

BASIC LOSS PER SHARE                                        (0.047)         (0.016)         (0.046)         (0.018)
                                                        ----------      ----------      ----------      ----------


All amounts are in Canadian Dollars. The exchange rates of the Canadian dollar in United States Dollars are as follows: (a) latest practicable date: March 5, 2004: $1.3217 (closing price); (b) high and low monthly rates during the previous 6 months: September 2003 - high $1.3693, low $1.3594; October 2003 - high $1.3281, low $1.3191; November 2003 - high $1.317, low $1.3082; December
2003 - high  $1.3178,  low $1.3077;  January 2004 - high  $1.3013,  low $1.2913;
February 2004 - high $1.3352, low $1.3241; (c) the average rates for the period that financial statements are presented: 2001 - $1.5484; 2002 - $1.5704; September 30, 2003 - $1.4287 (the average daily closing value was taken from January 1, 2003 through September 30, 2003.

The following table sets forth our selected audited financial information for each of the last three financial years ended December 31.


                                                      2002              2001              2000
       ---------------------------------------- ---------------  ----------------  -----------------
       Revenues from Continuing Operations             Nil              Nil              47,822
       Revenues from Discontinued Operations           Nil            394,552           757,019
       Loss from Continuing Operations             (1,553,560)       (496,120)         (693,978)
       Loss from Discontinued Operations               nil           (338,228)         (200,841)
       Net Loss                                    (1,553,560)       (834,348)         (894,819)
       Net Loss per Share                            (0.076)          (0.055)           (0.071)
       Total Assets                                  918,371         1,341,083          781,854
       Long Term Debt                                  Nil              Nil               Nil
       Cash Dividends Declared                         Nil              Nil               Nil


B. Capitalization and Indebtedness

The following table sets forth our capitalization as of September 30, 2003 adjusted to reflect private placements which closed on October 16, 2003 and January 21, 2004

Long-term debt                                                      $        --

Common Stock (45,597,335 shares)                                      5,078,038
Contributed Surplus                                                       6,301
Deficit                                                              (4,657,498)

Total stockholders' equity                                              426,841

Total capitalization                                                    426,841


C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. RISK FACTORS

Any evaluation of us should take into account, among other things, the following factors, which could have a material adverse effect on our business, financial condition and results of operations.

IF THERE IS A CHANGE IN INTERNET STRATEGY AND SUCH COMMUNICATION FAILS, OUR BUSINESS WILL BE NEGATIVELY IMPACTED

We believe that the Internet reflects a paradigm shift in the way business is done and the way business will be done in the future. There can be no assurance that our strategy will become profitable or that the Internet medium will continue to serve as a viable mode of delivery for recruitment and services. In addition, there can be no assurance that the Internet usage will continue to experience the growth it has experienced in the past. If communication through the Internet fails to gain widespread acceptance or develops more slowly than expected, our business and financial condition may be negatively impacted. There are no assurances that we will ever be profitable or that we will receive continued financial support from our shareholders and from external financing or that such financial support and financing will be on terms acceptable to us.

DEPENDENCE ON PROPRIETARY TECHNOLOGY AND THE UNAUTHORIZED USE OF SUCH TECHNOLOGY MAY BE COSTLY TO US AND NEGATIVELY EFFECT OUR OPERATIONS

With respect to our technology development initiatives, we plan to rely on a combination of copyright, confidentiality procedures and contractual provisions to protect our intellectual proprietary rights. Despite our efforts to protect our intellectual proprietary rights, unauthorized parties may attempt to copy aspects of our technology or to obtain and use information that we regard as proprietary. Policing unauthorized use of our technology may be difficult, time consuming and costly. There is no assurance that our means of protecting our intellectual proprietary rights will be adequate or that our competitors will not independently develop similar technology, the effect of either of which may materially negatively affect business, results of operations and financial condition.

RISK OF THIRD PARTY CLAIMS FOR INFRINGEMENT COULD BE COSTLY TO US AND EFFECT OUR PROFITABILITY

We are not aware that our technology infringes the proprietary rights of any third parties. There can be no assurance, however, that third parties will not claim such infringement by us or our licensees with respect to current or future technology initiatives. Any such claims, with or without merit, could be time consuming, result in costly litigation, cause product implementation delays or require us to enter into royalty or licensing agreements which, if required, may not be available on terms acceptable to us. Any of the foregoing could have a materially negative effect on our business, results of operations, or financial condition.

OUR CONTINUED GROWTH CAN CAUSE A STRAIN ON OUR OPERATIONS

We are currently experiencing growth that could strain our managerial, financial, administrative, and operational resources. To effectively manage our growth, we may be required to improve our internal operational processes and controls, expand our technological and financial systems, eliminate or consolidate redundant capabilities, and maintain the consistency and quality of our services.

WE MAY NOT BE ABLE TO COMPETE EFFECTIVELY WITH OUR EXISTING COMPETITORS

There can be no assurance that we will be able to compete effectively with existing competitors such as Monster.com, Careerbuilder.com, or Hotjobs.com or any of the other existing potential competitors. Also, we can provide no assurance as to whether we will have a sufficient number of customers to become a threat to our competitors.

THERE IS NO GUARANTEE THAT THE RELIANCE ON OUR NEW SOFTWARE DUE TO THE DISCONTINUANCE OF OUR TRADITIONAL RECRUITING OPERATIONS WILL RESULT IN BETTER FINANCIAL RESULTS FOR US

Prior to the discontinuance of our traditional recruiting operations, revenues from the traditional recruiting operations had been declining steadily. There is no guarantee that our reliance on new software applications will lead to better financial results for us.

WE HAVE HAD NET LOSSES AND MAY NOT HAVE PROFITS IN THE FUTURE

Our net loss for the nine months ending on September 30, 2003 according to United States Generally Accepted Accounting Principles ("US GAAP") was $961,764. Our net loss in accordance with the US GAAP for the nine months ending on September 30, 2002 was $777,308. It is possible that we may not have any profits in the near future or ever. We have had a history of deficits. We had a deficit of $1,715,289 on December 31, 2001 and deficit of $3,268,849 on December 31, 2002.

INFLATION, FOREIGN CURRENCY FLUCTUATIONS AND CURRENCY DERIVATE CONTRACTS

We intend to continue to sell the majority of our services in U.S. dollars while incurring costs in varying proportions in Canadian dollars, U.S. dollars and other currencies. Thus, our operations are susceptible to fluctuations in currency exchange rates. If the Canadian dollar rises relative to the U.S. dollar, our reported operating expenses, as stated in U.S. dollars, would rise without a corresponding increase in revenues. This could have a material and adverse effect on our net income.

THE LOSS OF OUR KEY PERSONNEL COULD NEGATIVELY EFFECT OUR OPERATIONS

Our success is dependent in large part on certain key management and technical personnel, specifically, Alan Rootenberg and Stephan Bielawski. The loss of one or both of these key personnel could negatively affect our business. We believe that our future success depends significantly upon our ability to attract, retain and motivate highly skilled technical, sales and management employees and consultants. There can be no assurance that we will be successful in these efforts due to the high level of competition in the industry generally. Our business and operating results may be materially and adversely affected if we are unsuccessful in these efforts.

ITEM 4. INFORMATION ON THE COMPANY.

A. HISTORY AND DEVELOPMENT OF THE COMPANY

We were incorporated as Harvard Capital Corp. on March 12, 1998 pursuant to the provisions of the Business Corporations Act (Alberta, Canada). We amended our articles of incorporation by Certificate of Amendment dated July 6, 1998 to remove the private company restrictions. Our name was changed to Nework Corp. pursuant to a Certificate of Amendment dated December 6, 1999 and to Talware Networx Inc. pursuant to a Certificate of Amendment dated June 22, 2001.

We became a reporting issuer in the Province of Alberta, Canada on July 28, 1998, pursuant to the issuance of a final receipt for a prospectus by the Alberta Securities Commission. On November 12, 1999, we filed an offer to purchase ("Offer") and a take-over bid circular ("Circular") pursuant to the Securities Act (Ontario) in connection with the acquisition of the shares of New Media Recruiting Services Inc. ("NMRS") and Financial Career & Strategic Services Inc. ("FCSS"). We became a reporting issuer in British Columbia, Canada on November 26, 1999, pursuant to the amalgamation of the Alberta Stock Exchange and the Vancouver Stock Exchange to form the Canadian Venture Exchange ("CDNX").

Our head office is 123 Commerce Valley Drive East, Suite 301, Thornhill, Ontario, Canada, L3T 7W8. Our registered office is 2300 Western Gas Tower, 530-8th Avenue S.W., Calgary, Alberta, Canada T2P 3S8. The registered office of NMRS and FCSS, our subsidiaries, is 123 Commerce Valley Drive East, Suite 301, Thornhill, Ontario, Canada, L3T 7W8. The registered office of the Nework Corporation, our subsidiary, is 201 North DuPont Parkway, New Castle, Delaware 19720, USA. Our website is www.talware.com.

B. BUSINESS OVERVIEW

GENERAL

DISCONTINUED OPERATIONS

In late fiscal 2001, we moved our corporate headquarters from our midtown Toronto location to our current premises in Thornhill, Ontario, Canada. We decided at that time to discontinue our traditional recruiting operations for two reasons. First, we determined that it was necessary to eliminate any perceived conflict of interest that may arise as a result of operating a traditional recruiting firm while at the same time operating a database network for professional recruiters and candidates. Second, the revenues generated from our traditional recruiting business had been declining and we decided to reduce our corporate burden and focus on our human capital management and recruitment applications.

On December 16, 2001 (the measurement date and date of disposal), we ceased operating our executive placement and recruiting service division.

(a) Results of operations of discontinued division

                                     2001               2000              1999
                                       $                  $                 $
(revised, see Note 4)
Fee revenue                         394,552           757,019         1,187,580
Direct costs                        436,420           550,270           630,055
Gross profit (loss)                 (41,868)          206,749           557,525
Selling, general and
administrative expenses             279,778           397,301           422,197
Amortization expense                  2,902             7,566             5,479
Interest expense                         --             2,723             5,450

Development costs                        --                --           140,398
Loss on write-off of
leasehold improvements              (13,670)               --                --
Loss on write-down
of other property
and equipment                            --                --           (21,241)
Loss before
 income taxes recovered            (338,228)         (200,841)          (37,240)
Income taxes recovered                   --                --           (14,671)

LOSS FROM
DISCONTINUED OPERATIONS            (338,228)         (200,841)          (22,569)

                              ON GOING OPERATIONS

We have developed a suite of software application modules that assist organizations in managing their workforce, retaining their existing employee talent and identifying and recruiting new talent. The application modules comprise:


TALFINDER      Enables  organizations  to create  their own private  branded job boards or career sites

TALMATCH Enhances or replaces the career section of an organization's website

TALMANAGER     Enables  organizations  to identify the  experience and skills of their employees

TALMARKETER    Enables   organizations  to  communicate   with  employees,   job
               applicants and candidates through customized, personalized email messages.

TALXCHANGE     Enables  professional  third  party  recruiters  to  share  their candidate pool with other professional recruiters.

All modules use our profiling and matching engine which allows employees, job applicants and candidates to detail their employment history, experience and skills using our library of profile templates that we have created for approximately 60 industries. Organizations looking for talent use the same profile templates to create a job profile, and the application then matches the most appropriate candidates to the talent seekers' requirements. A distinct advantage of our application software is its language neutrality. Profiles can be created in a user's native language and read in another language.

The application modules can be used as stand alone applications or can be networked with other modules to create an integrated system. Our modules are marketed to all organizations that need to streamline their talent recruitment, employee retention and applicant/employee communication efforts. Our business plan is to create networks within vertical markets or industries, which link the various components of the human capital supply chain and to provide employers and recruiters with a single point of entry into the supply chain. As an example, an organization looking for talent creates a job profile using our engine. It can then potentially identify candidates within its own employee base, from the applicant pool on its own corporate website, from candidates within an independent job board and from a pool of candidates represented by professional third party recruiters. These networks could extend beyond national borders, providing access to candidates internationally.

Our pricing model is predicated on generating ongoing subscription or royalty revenues for the majority of our revenue. This model applies to all the application modules. Non-recurring revenues will accrue from:

(a) Master license fees received on the sale of a country specific master license. This is in addition to on-going royalty revenues earned from master licensees.

(b) Customization and implementation fees.

EVOLUTION OF OUR APPLICATION MODULES

Traditional recruitment of employees has always used resumes as the basis for identifying skills, experience, education, and training. A fundamental problem with using resumes comes down to a simple reality--every person describes his or her experience and skills differently. In addition, resumes tell employers what the candidate wants the employers to know. Employers should ensure that candidates provide the information that the employers need to know. To eliminate this fundamental problem, we developed a unique and powerful profiling (from industry specific templates) and matching engine, which is at the heart of all our application modules. Candidates use these templates to indicate their skills and experience, creating a detailed profile in minutes. Employers use the same templates to identify the skills and experience they require from candidates and the application then:

      o     Identify qualified candidates

      o     Compare and rank these candidates

      o     Present a candidate shortlist

This allows job candidates and job opportunities to be finely targeted, defined, and matched with precision. It eliminates general searches which return jobs or candidates with vaguely related skill sets.

All application modules are developed to match employers and candidates on a local, national, and international basis. These web-based application modules have the following features:

      o Industry-wide standards for describing jobs and defining candidate skills

      o     Ability to precisely match candidates and jobs

      o Language neutrality allowing for matching to be done on a global basis

The underlying philosophy behind the application is universality--to create larger pools of candidates and job opportunities and a common worldwide standard of job specifications and talent qualifications, while providing a platform to match up the variables.

With standardized profiles, it becomes efficient for candidates to expose their qualifications to the greatest possible number of employers, and for employees to expose job opportunities to the largest possible number of candidates. An automated matching system--accepting or restricting matches by company, city, salary, or other combinations--can be tailored to the preferences of both individuals and employers allowing for the precise matching of candidates with job opportunities and selection from the largest possible pool.

COMPETITION

While a number of applications exist which compete with our application modules, we are not aware of any application that has the detailed templates that cover as many industries and positions within each industry that we have. We believe that no other application has reached our advanced state of product development. While there are moderate barriers to entry for competing firms, achieving a critical mass of users acts as a barrier to entry. Furthermore, once a network of the various components of the human capital supply chain within a vertical market has been established, the cost to switch to a competing or new application is compounded by the inconvenience factor. We are relying on these facts to secure an early dominant position in our marketplace and to always operate from this position of strength as the leading provider in key industries and vertical markets.

OUR BUSINESS MODEL

Our business model is to create networks within vertical markets or industries, which link the various components of the human capital supply chain and to provide employers and recruiters with a single point of entry into this supply chain. Where possible, these networks are created in some form of partnership or alliance with media companies that specialize in a particular vertical market or industry. The promotional power of the media companies, combined with the natural ability of our technology to create networks, creates a powerful combination. A component of the human capital supply chain is a network of professional third party recruiters that represent the passive candidate pool. This network, which uses the TalXchange module as its underlying technology, allows professional recruiters to expose their candidates to corporations on a completely anonymous basis.

Once a network has been established, i.e. creating a job board network for a specific industry that includes employers, candidates, industry associations, media companies and educational institutions, a user base is created to which we can market our full suite of application modules. An employer using one of our job boards can then use the TalMatch module to enhance the career section of their website, which can be linked to the job board. That employer can use the TalManager module to identify candidates within the ranks of their existing employees. They can gain access to a network of professional recruiters through the Quality Talent Portal and can maintain ongoing communications with applicants and employees by using the TalMarketer module.

We offer most of our suite of application modules on an application service provider model. In certain instances where customer security policies require that the customer host the application, this service is available to such customers.

The Company's business model also includes creating private or closed networks for an organization or group of related organizations. These private networks are created using our application modules as their base.

Revenue Generation

Our pricing model is predicated on generating ongoing subscription or royalty revenues for the majority of our revenue. This model applies to all the application modules. Non-recurring revenues will accrue from:

      (i) master license fees received on the sale of a country specific master license. This is in addition to on-going royalty revenues earned from master licensees.

      (ii) customization and implementation fees.

An example of the way revenues are earned is as follows:

We enter into a licensing agreement with a media company in terms of which the media company is granted a license to use our technology to operate a job board for a vertical market or industry (within a defined geographic region). The media company, also known as an Operator, is responsible for all marketing and operating costs related to the job board and for creating a network of industry associations and educational institutions that are linked to the job board. The Operator charges employers that use the job board to find talent within their industry either an annual subscription fee, or a single use fee or some combination thereof.

We receive an initial implementation fee from the Operator and receive a percentage of the gross revenues generated by the Operator from operation of the job board, as a license fee or royalty.

In certain instances, we, together with an industry partner, are the operator of the job board. In such cases, the net revenues from operating the job board accrue to us and our partner.

We market our TalMatch, TalManager and TalMarketer modules directly to employers within such vertical market. Users of these modules are charged for a monthly fee for the use of each module.

We generate revenues from operation of the TalXchange module by charging professional recruiters a percentage of the fee they earn from using the exchange to place a candidate with an employer. They create anonymous profiles for a select number of candidates that they present. These candidates can then be found by employers using the exchange.

The potential revenue streams available to the Company are from:

      o additional vertical market penetration (we have created profile templates for sixty vertical markets or industries),

      o     subscription  revenues  generated  from  TalMatch,   TalManager  and
            TalMarketer sales to employers,

      o customization fees, implementation and subscription fees earned as a result of the creation of private networks,

      o     fees earned from professional recruiters.

MARKET FOCUS

Our initial focus has been on those industries or vertical markets experiencing above average talent shortages, and on those industries that are inherently global in nature to exploit the language neutrality inherent in the application modules. As a result, we have pursued and secured licensees in the defense contracting, homeland security, mining and hospitality and food service industries. We are currently focused on the healthcare industry, have secured a number of healthcare licensees for our TalMatch module and are pursuing a media licensee to create job boards for the industry using our TalFinder module.

RESULTS FROM OPERATIONS

Revenues on a go forward basis are expected to be generated from:

      o     Implementation fees

      o License fees received from job board network operators in vertical markets or industries

      o Where we are the licensee for a vertical market or industry, user fees received from employers.

      o     Subscription  revenues  generated  from  TalMatch,   TalManager  and
            TalMarketer sales to employers.

In May 2003, we began to generate revenues.

C. Organizational Structure

We have three wholly-owned subsidiaries, NMRS, FCSS and Nework Corporation. NMRS was incorporated under the Business Corporations Act (Ontario) on November 4, 1992 as 1006828 Ontario Limited. By Certificate of Amendment dated December 1, 1998, NMRS amended its articles to change its name to New Media Recruiting Services Inc. FCSS was incorporated under the Canada Business Corporations Act on January 28, 1998. By Certificate of Incorporation dated September 20, 1999, Nework Corporation was incorporated under the General Corporate Laws of Delaware in the United States of America (the "US") under the name eWork Corporation. Effective December 26, 1999, by Certificate of Amendment, eWork Corporation changed its name to Nework Corporation. Nework Corporation has one 99.26% owned subsidiary, Talware Technologies, Inc. ("Talware"), incorporated under the General Corporate Law of Delaware in the US on April 3, 2000. Talware has a 50.5% interest in The Defense Talent Network ("DTN"), incorporated under the General Corporate Law of Delaware in the US on February 14, 2003. Talware has a minority interest in Career Match Inc., incorporated under the laws of South Korea.

D. Property, Plants and Equipment

Our head office is located at 123 Commerce Valley Drive East, Suite 301, Thornhill, Ontario., Canada L3T 7W8 and has the customary office products and equipment. The current annual rent under this lease is CAD48,000.00. The lease space consists of approximately 1500 square feet.

Our Defense Talent Network division operates from the home office of the CEO of that operation, David Germand. Mr. Germand lives at 4903 Commonwealth Road, Palmetto, Florida 34221.

GLOSSARY

CERTAIN WORDS AND TERMS USED THROUGHOUT THE BUSINESS SECTION ARE DEFINED BELOW:

"HUMAN CAPITAL MANAGEMENT" means identifying, categorizing and accessing the specific skills, experience and attributes of employees, job applicants and job seekers.

"MODULE" means a component of a total system which can be used either on its own or integrated with other modules to create a more functional and feature-rich application.

"VERTICAL MARKET" means a segment of the economy that provides a specific function or service, i.e., the retail sector, or the hospitality sector.

"LANGUAGE NEUTRAL" means the ability to create a profile in one language and have that profile readable in another language.

"SUBSCRIPTION REVENUES" means ongoing monthly, quarterly or annual revenues.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS.

The following discussion and analysis is based on and should be read in conjunction with our consolidated financial statements and the related notes to the consolidated financial statements, contained in Item 18, "Financial Statements".

A. Operating Results

PERIOD SEPTEMBER 30, 2003 AND SEPTEMBER 30, 2002

The following discussion of the results of operations and financial condition for the periods ended September 30, 2003 and September 30, 2002 should be read in conjunction with our consolidated unaudited financial statements .

Revenues

The revenues recorded by us during the third quarter of 2003 were generated from implementation fees and from ongoing monthly service fees. These revenues totaled $18,550 during the third quarter of 2003 compared to -0- during the third quarter of 2002.

Expenses

Our expenses are reflected in the Statement of Operations as Selling, General and Administrative (SG&A). To meet the criteria under Canadian generally accepted accounting principles, costs related to the development of our suite of software application modules were capitalized as deferred development costs during fiscal 2001 and from January 1, 2002 to May 31, 2002 when our master licensee launched CareerMatch, powered by our application, in South Korea. After May 31, 2002, further development costs were expensed.

SG&A expenses for the nine months ended September 30, 2003 were $968,925 and are stated at $666,918 for the comparable period in 2002. The increase in SG&A expenses reflects the changes in the accounting treatment of development costs as indicated above and reflects the addition of key senior management during 2002, specifically Mr. Bielawski who joined as Chief Operating Officer in May 2002. In the ordinary course of business, Mr. Rootenberg, our President, has been paid a monthly draw against cash advances he made to us. With the advent of a revenue stream, salary and benefits owing to Mr. Rootenberg for 2003 and for part of 2002 have been accrued as an advance from shareholder and expensed to our income statement. Additional expenditures were also incurred in further enhancing our database of profile templates which are key differentiators of our application and in modifying our core applications to accommodate changes required by some key founding sponsors of the job board networks developed by us. Additional expenditures were also incurred to create the personalized job boards for the partners in the various job board networks.

Application Development

While we improve the functionality of our suite of products on an ongoing basis, we do not anticipate any significant additional expenditure on application development. Where customization is required for a licensee or user application, we charge an implementation or customization fee to cover the cost of such customization. We intend to maintain our fixed development costs as low as possible and use contract or contingent staff when required.

RELATED PARTY TRANSACTIONS

During 2003, there were no material related party transactions.

PERIOD DECEMBER 31, 2002 AND DECEMBER 31, 2001

The following discussion of the results of operations and financial condition for the years ended December 31, 2002 and December 31, 2001 should be read in conjunction with our consolidated audited financial statements and accompanying notes.

OVERVIEW

The consolidated results include the operations from us and our wholly-owned subsidiaries. As of December 31, 2002, we had seven employees.

REVENUES

Revenues from continuing operations for the year 2002 were nil which reflects the change in focus of our operations. Revenues from discontinued operations of $394,552 in 2001 reflect the placement fees earned from our discontinued traditional recruitment operations.

OPERATING LOSS

Our loss from continuing operations was $1,553,560 compared to a loss of $496,120 for 2001. This increase in the loss was due to the amortization of deferred development costs of $332,021 in 2002 as compared with nil in 2001, the addition of additional management during the year and development expenses incurred after June 1, 2002 which were expensed.

DEVELOPMENT COSTS

During fiscal 2001, software development costs were deferred and charged to Deferred development costs. Software development costs incurred from January 1, 2002 to May 31, 2002 were charged to Deferred development costs. On June 1, 2002 when we installed a commercial application of its software in Korea, the amortization of Deferred development costs commenced, using the straight line method over two years. Development costs incurred after June 1, 2002 were expensed and are included in Expenses - Selling, General & Administrative.

NET EARNINGS

The net loss for the year 2002 was $1,553,560 compared to a net loss of $834,348 for fiscal 2001. The increase in the loss was due to the amortization of Deferred development costs which commenced in 2002, expensing software development costs incurred after June 1, 2002, and the addition of additional management during 2002. The Fiscal 2001 loss included a dilution gain of $130,388 which was nil in Fiscal 2002.

WORKING CAPITAL

We had a working capital deficiency of $520,336 as at December 31, 2001 which included $65,551 due to a related party who is also our major shareholder. This compares to a working capital deficiency of $377,303 as at December 31, 2001 that included $307,821 due to the same shareholder.

B. LIQUIDITY AND CAPITAL RESOURCES

During October 2003, we received subscriptions for 5,418,012 common shares for proceeds of $433,441 through a private placement.

In October 2003, we issued, by way of private placement, an 8% Convertible Debenture in the principal amount of $150,000. The proceeds from the debenture were received in October 2003.

During the year ended December 31, 2002, we issued 8,995,540 common shares for proceeds of $899,554 through private placements, of which $45,000 represented the settlement of accounts payable existing as at the date of settlement.

Subsequent to the year end, we issued a further 3,225,000 common shares for proceeds of $322,500 through private placement.

All funds raised are to finance our operations.

We have no long term debt other than a few operating leases.

C. Research and Development, Patents and Licenses

Costs related to the development of our suite of software application modules were capitalized as deferred development costs until May 31, 2002 when our master licensee launched CareerMatch, powered by our application in South Korea. After May 31, 2002, further development costs were expensed. Development costs for the year ended December 31, 2000 were -0-, for the year ended December 31, 2001 were $1,048,063 and for the period January 1, 2002 to May 31, 2002 were $90,296.

D. Trend Information

MARKET TRENDS

Internet based recruiting is experiencing growth, largely as a result of the advent and acceptance of the Internet as a means to conduct commerce. This growth has been triggered by the impact of information technology, increased flexibility in the structure of business, including decentralization and more reliance on outsourcing, increased worker mobility, the impact of the Internet on e-commerce, and the increased significance of networks, both online and offline. The initial use of Internet based recruiting was primarily centered on the large, general purpose job boards that are used to identify potential employees. These job boards developed as an alternate to print based classified and recruitment advertising. Their impact was also felt in the professional recruitment sector. The acceptance of Internet based recruiting has led to corporations enhancing the recruitment power of their corporate websites by using new technologies to attract applicants to and register applicants on, their corporate sites.

The recent downturn in the global economy has significantly impacted the traditional recruiting industry as a whole. As such, prior to the discontinuance of our traditional recruiting operations, revenues from the traditional recruiting operations had been declining steadily. We believe that our future lies in exploiting the software applications we have developed and make better use of our financial and human resources by focusing our efforts on human capital management and retention applications.

To date, we have been successful in receiving continued financial support both from existing shareholders, insiders and external sources. During the year ended December 31, 2002, we raised $899,554 through private placements. Subsequent to the year-end, we raised $322,500 through private placements.

E. Off-Balance Sheet Arrangements

NONE.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management.

Our directors and executive officers are as follows:

NAME                         AGE      POSITION

Alan Rootenberg              52       President, Chief Executive Officer and
                                      Chairman of the Board of Directors

Stephan Bielawski            52       Chief Operating Officer and Director

Yuri Tarasov                 31       Vice President - Technology Services

HoJin Song                   34       Executive Vice President

John Angaritis(1)            50       Director

Norman Grafstein(1)(2)       53       Director

Alpha Pang(2)                46       Director

(1)   member of the audit committee.

(2)   member of the compensation committee.

The business experience of each of our directors and executive officers is as follows:

ALAN ROOTENBERG has been our President, Chief Executive officer and director since 1999. He has been the President of NMRS since 1993 and President of FCSS since 1997. From 1996 to 1997, Mr. Rootenberg was the President of Intromatch Inc., a database company. From 1994 to 1996, he was Vice President of DCST Inc., a database technology company. From 1986 to 1994, he was Chief Financial Officer of Padulo Integrated Inc., an independent advertising agency located in Toronto, Canada.

STEPHAN BIELAWSKI has been our Chief Operating Officer and director since May 2002. During 2001 he served as Vice President of Business Development at Sand Technology Inc., a software developer. Prior to that Mr. Bielawski was Vice President of Business Development and President and the Chief Executive Officer from December 1998 to October 2000 at Hotline Communications Ltd., a private Internet software company. From January 1994 to August 1998, Mr. Bielawski was Managing Director for Canada, at Systems Union Incorporated, a global software developer.

YURI TARASOV is our Vice President for Technology Services. He has worked for us since 2001. He graduated from the Space Engineering University in St. Petersburg with a Master's Degree in Computer Science. From 1996 to 2000, he worked as Chief Technology Officer for Conline Ltd, an Internet Service Provider. From 2000 to 2001, he held the title of Vice President of Technology at Net 4 Inc., a software development company.

HOJIN SONG is our Executive Vice President. He joined us in 2000. He is responsible for Asian Market Development for us. He has been involved in the recruiting industry since 1995. From 1995 to 1998, he was a partner and a senior consultant with People and Future Co., Ltd., a leading South Korean executive search company. From 1999 to 2000 he was a senior consultant with Solution Inc. a member of Stanton Chase International. In that role, HoJin was responsible for the organization's overseas recruiting activities, developed one of the first online recruiting sites for the Korean market and analyzed the existing North American online recruiting models.

JOHN ANGARITIS has been our director since 2002. He has also been a consultant from October 2001 to present to a number of companies in the technology field. From January 1997 to September 2001, he held number of positions with Coretec Inc. (including President of the Company), a major North American printed circuit board company servicing the electronics industry. Mr. Angaritis is brother-in-law of Alan Rootenberg.

NORMAN GRAFSTEIN has been our director since 2002. From 2002 to present Mr. Grafstein has been Vice President of PanFinancial, a financial services company. From 1996 to present Mr. Grafstein has been President of Odessey Group, which provides strategic and marketing counsel to companies in their early stage.

ALPHA PANG has been our director since 2002. From 1991 to Present Mr. Pang has been a Manager of Shingfat Realty Inc., a real estate company. From 1995 to the Present, he has also been a Partner and Director of Knix Computer Inc., a wholesaler of computer parts across Canada. From 2001 to Present, Mr. Pang has been a Director of Harbour Capital Management Group (1999) Inc., which provides business consultation and syndication of investment funds for start up companies. From 1995 to 2000, Mr. Pang was a Director and Partner in Top Grandy Ltd., an import and export business.

Other than as indicated above, there is no family relationship between any of our directors and executive officers. There are no arrangements or understandings between any director and executive officer and any other person pursuant to which any director and executive officer was selected.

B. Compensation

EXECUTIVE COMPENSATION

--------------------- -------- ------------ ---------- ------------------ ----------------- -----------
NAME                  YEAR     SALARY       BONUS      CAR ALLOWANCE      STOCK OPTIONS     TOTAL
--------------------- -------- ------------ ---------- ------------------ ----------------- -----------
ALAN ROOTENBERG       2003     $82,500                 $5,257                               $87,757
--------------------- -------- ------------ ---------- ------------------ ----------------- -----------
                      2002     $120,000                $4,800                               $124,800
--------------------- -------- ------------ ---------- ------------------ ----------------- -----------
STEPHAN BIELAWSKI     2003     $112,000                                                     $112,000
--------------------- -------- ------------ ---------- ------------------ ----------------- -----------
                      2002     $91,792                                    320,000           $91,792
--------------------- -------- ------------ ---------- ------------------ ----------------- -----------
YURI TARASOV          2003     $62,762      $10,000                                         $72,762
--------------------- -------- ------------ ---------- ------------------ ----------------- -----------
                      2002     $60,625                                    200,000           $60,625
--------------------- -------- ------------ ---------- ------------------ ----------------- -----------
HONJIN SONG           2003     $45,168      $10,000                                         $55,168
--------------------- -------- ------------ ---------- ------------------ ----------------- -----------
                      2002     $45,337      $22,500                                         $67,837
--------------------- -------- ------------ ---------- ------------------ ----------------- -----------

--------------------- -------- ------------ ---------- ------------------ ----------------- -----------


OPTIONS

 GRANT                    OPTION                                  EXPIRY             JAN 01/03    TRANS.
 DATE                     HOLDER                     PRICE         DATE               BALANCE      DATE

1998 Plan          EXPIRED OPTIONS

March, 1998        John Wiseman-Director                   0.10 August 19,2003                 Aug 19 2003
March, 1998        Daniel Wiseman-Emp/Consult              0.10 August 19,2003                 Aug 19 2004
Apr/01             Lee Kea-Adv Bd                          0.10 April 12, 2003                 April 12 2003
May 9, 2002        Trevor Burns-Adv Bd                     0.10 May 9, 2007                    May 9 2003

                       TOTAL EXPIRED OPTIONS


 GRANT                    OPTION
 DATE                     HOLDER                     GRANTED   EXERCISED     EXPIRED   CANCELLED

1998 Plan          EXPIRED OPTIONS

March, 1998        John Wiseman-Director                                     200,000
March, 1998        Daniel Wiseman-Emp/Consult                                200,000
Apr/01             Lee Kea-Adv Bd                                            125,000
May 9, 2002        Trevor Burns-Adv Bd                                       120,000
                                                                           ---------
                       TOTAL EXPIRED OPTIONS                                 645,000
                                                                           =========

                   CURRENT OPTIONS

May 9, 2002        Alan Rootenberg-Director                0.15 May 9, 2007           120,000
July 3, 2002       Steve Bielawski-Director                0.15 July 3, 2007          120,000
July 3, 2002       John Angaritis-Director                 0.15 July 3, 2007          120,000
July 3, 2002       Norm Grafstein-Director                 0.15 July 3, 2007          120,000
July 3, 2002       Alpha Pang-Director                     0.15 July 3, 2007          120,000
January 7, 2004    Gerry Goldberg-Consultant               0.15 January 6 2009        120,000


May 9, 2002        Chris Simmons-Employee                  0.15 May 9, 2007           100,000
July 8, 2002       Steve Bielawski-Employee                0.15 May 21, 2006          200,000
July 8, 2002       Steve Bielawski**-Employee              0.15 May 21, 2006          600,000
November 19, 2002  Yuri Tarasov-Employee                   0.15 May 21, 2006          400,000
November 1, 2003   Joe Braccia-Employee                    0.15 October 31 2008        35,000
November 1, 2003   Dorothy Charbanneau-Employee            0.15 October 31 2008        25,000

July 8, 2002       Stern Growth Mgmt-Consultant            0.15 July 8, 2007          150,000
August 13, 2002    Stern Growth Mgmt-Consultant            0.15 August 13, 2007       150,000
January 7, 2004    Gerry Goldberg-Consultant               0.10 January 6 2009        500,000
November 1, 2003   Jeff Lebow-Consultant                   0.15 October 31 2008        35,000
                   John Cerenzia                  see below     November 2008         450,000
November 19, 2002  Judson Woods                            0.15 November 19, 2004     100,000
July 12, 2002      Anne-Louise Tindall            see below     June 3, 2006          450,000
                                                                                   ----------
                       TOTAL OPTIONS OUTSTANDING                                    3,915,000
                                                                                   ==========
                   Anne-Louise Tindall                     0.15                       333,333
                                                           0.25                       116,667
                                                                                   ----------
                                                                                      450,000
                                                                                   ==========
                   John Cerenzia                           0.10                       150,000
                                                           0.15                       150,000
                                                           0.15                       150,000
                                                                                   ----------
                                                                                      450,000
                                                                                   ==========

C. Board Practices

Under the Company Act (Ontario), a majority of our Board of Directors must be resident Canadians and at least one member of our Board of Directors must ordinarily be resident in the Province of Ontario. All directors hold office until the next meeting of our shareholders and until their successors are elected and qualified. Officers are appointed to serve, at the discretion of the Board of Directors, until their successors are appointed. Our Board of Directors met six (6) times in 2003.

MANDATE AND RESPONSIBILITIES OF THE BOARD

The fundamental objective of our board of directors is to ensure that it operates in a fashion that maximizes shareholder value over the long term. The board's duties and responsibilities are all carried out in a manner consistent with that fundamental objective.

The principal duty and responsibility of our board is to oversee our management and operations, with the day-to-day management of our business and affairs delegated by our board to our Chief Executive Officer and other executive officers.

Our board's responsibilities include overseeing the conduct of our business, providing leadership and direction to our management, and setting policies. Strategic direction for us is developed through the board's annual planning process. Through this process, the board adopts the operating plan for the coming year, and monitors management's progress relative to that plan through a regular reporting and review process.

Notwithstanding the suggested guidelines, no formal position descriptions for our board and Chief Executive Officer have been developed.

COMPOSITION AND SIZE OF THE BOARD

Our board of directors consists of five (5) members. Alan Rootenberg is our Chairman of the Board of Directors. The other board members are Stephan Biewalski, John Angaritis (Mr. Rootenberg's brother-in-law), Norman Grafstein and Alpha Pang.

COMMITTEES OF THE BOARD

Our board has two standing committees: audit and compensation. The committees are comprised of one or two directors as noted above. Each committee also has available to it as a resource such members of management as may from time to time be determined to be appropriate.

The AUDIT COMMITTEE assesses, influences, and helps set the tone for quality financial reporting and sound internal controls. The audit committee meets quarterly to review and approve financial results of the quarter. The committee reviews the annual audit and meets with our independent accountants to review the adequacy and effectiveness of our internal controls and financial management practices, and recommends our financial statements to the board for approval. In 2000, the board adopted a charter for the audit committee, which sets out its mandate. John Angaritis (Mr. Rootenberg's brother-in-law) and Norman Grafstein are the members of our audit committee.

The COMPENSATION COMMITTEE reviews and recommends compensation policies and programs for our executives. The committee makes recommendations to the board, which gives final approval on these policies and programs. Norman Grafstein and Alpha Pang are members of our compensation committee.

The guidelines contemplate that committees of our board should generally be composed of outside directors, a majority of whom are unrelated directors. We comply with the requirements of the Ontario Company Act in that the majority of our audit committee is comprised of directors who are not our officers or employees.

DECISIONS REQUIRING PRIOR BOARD APPROVAL AND EXPECTATIONS OF MANAGEMENT

The board has delegated to our CEO, Mr. Rootenberg, and senior management responsibility for the day-to-day management of our business. Matters of policy and issues outside the normal course of business are brought before the board for its review and approval, along with all matters dictated by statute and legislation as requiring board review and approval. The CEO, Mr. Rootenberg, and senior management review our progress in relation to the current operating plan at in-person board meetings, which are held four times a year. The board meets on a regular basis with and without management present. Financial, operational and strategic issues facing us are reviewed, monitored and approved at our board meetings.

DIRECTOR'S COMPENSATION

Non-management directors are compensated via allotments of incentive stock options. See the table under "Compensation of Directors" for further information. The board believes that its compensation plan realistically reflects the responsibilities and risk involved in being an effective director.

MEMBER FEEDBACK AND CONCERN

Under the direction of our CEO, Mr. Rootenberg, there are member relations program in place, which involves providing information with respect to reported financial results and other announcements by us to a broad spectrum of investors and interested parties. Member concerns of a significant nature are directed to Messrs. Rootenberg and Bielawski for information and resolution, and management reports to the board on these matters and other major members and investor matters.

D. Employees

As of September 30, 2003, we had a total of seven (7) employees and consultants, of which five were full-time employees, one part-time consultant and one part-time controller. None of our employees are represented by a labor union or collective bargaining agreement.

E. Share Ownership

The share ownership of our directors and executive officers as of February 18, 2004 is as follows:

                                                                                      APPROX. NO. OF VOTING SHARES AND
                                                                                      PERCENTAGE OF VOTING SHARES
                                     PRINCIPAL OCCUPATION OR EMPLOYMENT AND, IF NOT   BENEFICIALLY OWNED, DIRECTLY OF
NAME, COUNTRY OF ORDINARY            AN ELECTED DIRECTOR, OCCUPATION DURING THE       INDIRECTLY, OR CONTROLLED OR
RESIDENCE AND POSITION WITH COMPANY  PAST FIVE YEARS                                  DIRECTED (1)
------------------------------------ ------------------------------------------------ ----------------------------------
Alan Rootenberg                      President, Chief Executive Officer and           4,717,012    shares   -   12.10%;
Canada                               Director since 1999.  President of NMRS since    120,000 options
President, Chief Executive Officer   1993. President of FCSS since 1997. From 1996
and Chairman of the Board of         to 1997, Mr. Rootenberg was the President of
Directors                            Intromatch Inc., a database company. From 1994
                                     to June 1996, he was Vice President of DCST
                                     Inc., a database technology company. From 1986
                                     to 1994, he was a co-founder and the Chief
                                     Financial Officer of Padulo Integrated Inc.,
                                     an independent advertising agency located in
                                     Toronto.

Stephan Bielawski                    Chief Operating Officer and Director since       920,000 options
Canada                               2002.  Mr. Bielawski joined Talware Networx
Chief Operating Officer and          inc. in May 2002 as Chief Operating Officer.
Director                             During 2001 he served as Vice President
                                     Business Development at Sand Technology Inc.,
                                     a software developer.
                                     Prior to that, Mr. Bielawski held roles at
                                     Hotline Communications Ltd., a private
                                     internet software company, from December 1,
                                     1998 to October 2000. The roles held were
                                     Vice-President Business Development and
                                     President and CEO.
                                     From January 1994 to August 31, 1998, Mr.
                                     Bielawski was Managing Director, Canada for
                                     Systems Union Incorporated, Systems Union
                                     (SU), a global software vendor.

Yuri Tarasov                         Vice President of Technology Services. He        400,000 options
Canada                               joined us in 2001.  He graduated from the
Vice President Technology Services   Space Engineering  University in St. Petersburg
                                     with a Master's Degree in Computer Science.
                                     From 1996 to 2000, he worked as Chief
                                     Technology Officer for Conline Ltd, an
                                     Internet Service Provider. From 2000 to
                                     2001, he held the title of Vice President
                                     of Technology at Net 4 Inc., a software
                                     development company.

HoJin Song                           Executive Vice President. He joined us in
Canada                               2000. He is in charge of Asian Market
Executive Vice President             Development for us. He has been involved in
                                     the recruiting industry since 1995.  From
                                     1995 to 1998, he was a partner and a senior
                                     consultant with People and Future Co.,
                                     Ltd., a leading South Korean executive
                                     search company.  From 1999 to 2000 he was a
                                     senior consultant with Solution Inc. a
                                     member of Stanton Chase International. In
                                     that role, HoJin was responsible for the
                                     organization's overseas recruiting
                                     activities, developed one of the first
                                     online recruiting sites for the Korean
                                     market and analyzed the existing North
                                     American online recruiting models.

                                                                                      APPROX. NO. OF VOTING SHARES AND
                                                                                      PERCENTAGE OF VOTING SHARES
                                     PRINCIPAL OCCUPATION OR EMPLOYMENT AND, IF NOT   BENEFICIALLY OWNED, DIRECTLY OF
NAME, COUNTRY OF ORDINARY            AN ELECTED DIRECTOR, OCCUPATION DURING THE       INDIRECTLY, OR CONTROLLED OR
RESIDENCE AND POSITION WITH COMPANY  PAST FIVE YEARS                                  DIRECTED (1)
------------------------------------ ------------------------------------------------ ----------------------------------

John Angaritis(1)                    Director since 2002.  From October 2001 to the   120,000 options
Canada                               present, Mr. Angaritis has served as a
Director                             consultant to a number of companies in the
                                     technology field. From 1997 to September 2001
                                     he held a number of positions, including
                                     President, with Coretec Inc. a major North
                                     American   printed  circuit  board  company
                                     servicing the electronics industry.

Norman Grafstein                     Director since 2002. From 2002 to the present    641,785 shares(3)  -   1.64%;
Canada                               Mr. Grafstein was Vice President of              120,000 options
Director                             PanFinancial, a financial services company.
                                     From 1996 to the present Mr. Grafstein was
                                     president of the Odessey Group which
                                     provides strategic and marketing counsel to
                                     early stage companies.

Alpha Pang                           Director since 2002.  From 1991 to the           120,000 options
Canada                               present, Mr. Pang was manager of Shingfat
Director                             Realty Inc., a real estate company. From 1995
                                     to the present, he was also a partner and
                                     director of Knix Computer Inc., a wholesaler
                                     of personal computer parts across Canada.
                                     From 2001 to the present, Mr. Pang was a
                                     director of Harbour Capital Management Group
                                     (1999) Inc., which provides business
                                     consultation and syndication of investment
                                     funds for start up companies. From 1995 to
                                     2000 Mr Pang was a director and partner in
                                     Top Grandy Ltd., an import and export business.

(1)   Based on 38,954,478 shares issued and outstanding as of February 18, 2004.

(2) Percentage based on a fully diluted basis of 38,954,478 shares and 8,500,000 options

MR. GRAFSTEIN OWNS SUCH SHARES THROUGH 754274 ONTARIO LIMITED, AN ONTARIO CORPORATION CONTROLLED BY HIM.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS.

A. Major Shareholders

Shareholders of the Company who are beneficial owners of 5% or more of our outstanding common shares as of February 18, 2004 are as follows:

NAME                       NUMBER OF SHARES          PERCENTAGE OF
                           BENEFICIALLY OWNED        OWNERSHIP

Alan Rootenberg            4,717,012                 12.10%

B. Related Party Transactions

Mr. Rootenberg, our President, is also a 5% or greater shareholder. In the ordinary course of business, he has been paid a monthly draw against cash advances he made to us. With the advent of a revenue stream, salary and benefits owing to him for 2003 and for part of 2002 have been accrued as an advance from shareholder and expensed to our income statement. We have also done this for Mr. Bielawski, our Chief Operating Officer.

C. Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION.

A. Financial Statements

See Item 19.a. Financial Statements

B. Significant Changes

Private placement

During September 2003, we sold 2,500,000 common shares at a price of $0.08 per share for gross proceeds of $200,000. The offering was made in a private placement transaction primarily in Canada and was not registered in the U.S. As part of the offering, we issued 1 warrant for each share sold at a price of $0.11.

During January 2004, we sold 7,142,857 common shares at price of $0.07 per share for gross proceeds of $500,000. As part of the offering, we issued 1 warrant for each share sold at a price of $0.11.

ITEM 9. THE OFFER AND LISTING.

A. Offer and Listing Details

The following table sets forth the high and low closing prices of our common shares on the TSX Venture Exchange for the periods indicated:

LAST 5 FINANCIAL YEARS                               HIGH              LOW
1999                                                 $0.700            $0.030
2000                                                 $1.350            $0.500
2001                                                 $0.900            $0.090
2002                                                 $0.210            $0.060
2003                                                 $0.130            $0.050

LAST 2 FULL FINANCIAL YEARS

2002

1ST QUARTER                                          $0.170            $0.060
2ND QUARTER                                          $0.210            $0.060
3RD QUARTER                                          $0.170            $0.080
4TH QUARTER                                          $0.160            $0.080

2003

1ST QUARTER                                          $0.120            $0.060
2ND QUARTER                                          $0.090            $0.060
3RD QUARTER                                          $0.090            $0.060
4TH QUARTER                                          $0.130            $0.050

MOST RECENT SIX MONTHS

FEBRUARY 2004                                        $0.130            $0.090
JANUARY 2004                                         $0.140            $0.090
DECEMBER 2003                                        $0.130            $0.080
NOVEMBER 2003                                        $0.090            $0.060
OCTOBER 2003                                         $0.085            $0.050
SEPTEMBER 2003                                       $0.090            $0.065



B. Plan of Distribution

Not applicable.

C. Markets

Our common shares are traded under the symbol "JOB" on the TSX Venture Exchange since December 6, 1999.

D. Selling Shareholders

List of shares issued Names, Addresses Number of shares subscribed any position or material relationship with the company

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION.

A. Share Capital

Not applicable.

B. Memorandum and Articles

We were incorporated as Harvard Capital Corp. on March 12, 1998 pursuant to the provisions of the Business Corporations Act (Alberta, Canada) and has registry number 207754441. We amended our articles of incorporation by Certificate of Amendment dated July 6, 1998 to remove the private company restrictions. Our name was changed to Nework Corp. pursuant to a Certificate of Amendment dated December 6, 1999 and to Talware Networx Inc. pursuant to a Certificate of Amendment dated June 22, 2001. Our Memorandum of Incorporation sets our authorized capital at an unlimited amount of common shares. Neither the Memorandum nor our articles of nor By-law number 1specifies or limits our objects and purposes.

The following is a summary of certain provisions of our Memorandum and Articles of Incorporation and By-law number 1.

DIRECTOR'S  POWER  TO VOTE ON  MATTERS  IN  WHICH  THE  DIRECTOR  IS  MATERIALLY
INTERESTED

Our By-law number 1, requires any director who is directly or indirectly interested in an existing or proposed contract or transaction with us, or who holds any office or possesses any property whereby a duty or interest might be created that is in conflict with his or her duty as a director, to declare his or her interest in writing to the Corporation, or request to have entered in the minutes of meetings of Directors, the nature and extent of the Director's or Officer's interest in material contract or proposed material contract id contract is one that in the ordinary course of the Corporation's business would not require approval by the Board or the Shareholders. The disclosure must be made immediately after the Director or the Officer becomes aware of the contract or the proposed contract.

DIRECTORS' POWER TO VOTE ON COMPENSATION TO THEMSELVES

A Director who is required to disclose an interest in a material contract or proposed material contract may not vote on any resolution to approve the contract unless the contract is for (a) an arrangement by way of security for money lent to or obligations undertaken by the Director, or by a body corporate in which the Director has an interest, for the benefit of the Corporation or an affiliate; (b) a contract relating primarily to the Director's remuneration as a Director, officer, employee or agent of an affiliate; (c) a contract for indemnity or insurance under the ABCA (Business Corporation Act (Alberta)); or
(d) a contract with an affiliate.

BORROWING POWERS

By-law  number 1,  provides  that the Board may,  without  authorization  of the
Shareholders:

      o     borrow money on the credit of the Corporation;

      o     issue, reissue, sell or pledge debt obligations of the Corporation;

      o subject to section 42 of the ABCA, give a guarantee on behalf of the Corporation to secure performance of an obligation of any person; and

      o     mortgage,   hypothecate,  pledge  or  otherwise  create  a  security
            interest in all or any property of the Corporation, owned or subsequently acquired, to secure any obligation of the Corporation.

RETIREMENT OF DIRECTORS UNDER AN AGE LIMIT REQUIREMENT

By-law number 1 does not require that our directors retire pursuant to an age limit.

NUMBER OF SHARES REQUIRED FOR A DIRECTOR'S QUALIFICATION

There is no requirement that a director hold any of our shares.

RIGHTS, PREFERENCES AND RESTRICTIONS ATTACHING TO SHARES

The holders of our common shares are entitled to dividends, if and when declared by our Board of Directors. The holders of our common shares are entitled to receive notice of, and attend and vote at, all meetings of our shareholders. Each common share carries the right to one vote and all the shares rank equally as to voting. There are no conversion rights, special liquidation rights, pre-emptive rights, subscription rights, redemption rights or retraction rights attached to our common shares. In the event of our liquidation, dissolution or winding up, the holders of our common shares shall be entitled to receive, on a prorated basis, all of the assets remaining after we have paid our liabilities. We may, by resolution of our Board of Directors and in compliance with the Act, purchase any of our shares at the price and upon the terms specified in the resolution. Holders of our common shares are not liable for further capital calls by us.

CHANGES TO RIGHTS OF SHAREHOLDERS

We may create, define and attach special rights and restrictions to any shares, or vary or abrogate any special rights and restrictions attached to any shares by a special resolution of the shareholders, consisting of not less than 75% of the votes cast by shareholders present, or represented by proxy, at a general meeting for which not less than 21 days' notice specifying the intent to vote on a special resolution have been given to our shareholders, and filing a certified copy of it with the Registrar of Companies for British Columbia; PROVIDED, HOWEVER, that no right attached to any issued shares of any class may be prejudiced unless either all holders of that class consent in writing or a consenting resolution is passed by 75 percent of the holders of that class. The quorum for a class meeting shall be one-third of the voting shares of that class. A resolution to create, vary or abrogate any special right of conversion or exchange attaching to our shares may not be submitted to a general meeting, or a class meeting, unless the executive director (appointed under the Business Corporation Act (Alberta)) has first consented to such a resolution.

GENERAL MEETING

We must hold a general meeting of shareholders at least once every calendar year at a time determined by the Board of Directors, but not later than 15 months after the preceding annual general meeting. The Board of Directors may call a special meeting at any time. Subject to the Articles, meetings of shareholders may be held at the place and at a the time Board determines.

Notice of the time and place of a meeting of shareholders must be sent not less than 21 days and not more than 50 days before the meeting to:

(a) each shareholder entitled to vote at the meeting; (b) each director; and (c) the auditor of the Corporation.

Notice of a meeting of Shareholders called for the purpose of transacting any business other than consideration of the financial statements and auditor's report, fixing the number of Directors for the following year, election of directors and reappointment of the incumbent auditor must state the nature of the business to be transacted in sufficient detail to permit a Shareholder to form a reasoned judgment on that business and must state the text of any special resolution to be submitted to the meeting.

LIMITATIONS ON THE RIGHTS TO OWN SECURITIES

By-law number 1 does not provide for any limitations on the rights to own securities.

CHANGE IN CONTROL PROVISIONS

By-law  number 1 does not contain any  provisions  that would have the effect of
delaying,   deferring  or   preventing  a  merger,   acquisition   or  corporate
restructuring involving us or any of our subsidiaries.

DISCLOSURE OF SHAREHOLDER OWNERSHIP

By-law number 1 does not stipulate any ownership threshold above which shareholder ownership must be disclosed.

CHANGES IN CAPITAL

There are no provisions in the Memorandum or Articles of Association governing changes in our capital that are more stringent than those contained in the Act.

C. Material Contracts

In January 2001, we entered into a technology services agreement with Microforum to build its recruiting industry network application, called the TalXchange Network. The TalXchange Network, is a web-based global network of professional recruiters and search consultants. On June 22, 2001, a beta version of the TalXchange(TM) Network was released to our Master Licensee in South Korea, under the name Career Match, Inc. Responding to local market conditions, the South Korean Master Licensee changed its focus from the TalXchange Network to using the TalFinder module to create a general purpose on-line recruiting application in South Korea. This application was launched in June 2002 as www.careermatch.co.kr.

In February 2003, we signed a license agreement with Hollinger Canadian Newspapers L.P. to use the TalFinder application to create a network of online job boards for the mining industry under the brand name of the Northern Miner, the premier publication for the North American mining industry.

Also in February 2003, we signed an agreement with NewTech Executive Search, a Florida based company that specializes in providing recruitment services to the defense contracting industry in the United States, to create the Defense Talent Network using the TalFinder application. Headquartered in Palmetto, Florida, the Defense Talent Network creates a talent supply chain that enables defense contractors to source qualified candidates from diverse talent pools. The Defense Talent Network has signed agreements with the AOC and with PennWell corporation, a US based media publisher to join the Defense Talent Network as founding sponsors. The AOC is a nonprofit international professional association engaged in the science and practice of Electronic Warfare ("EW"), Information Operations ("IO"), and related disciplines. PennWell corporation's publications include Military and Aerospace Electronics, a magazine that focuses exclusively on design and engineering issues that influence the military and aerospace electronics industry and Homeland Security Solutions which serves the Homeland Security industry.

In March 2003, we signed a license agreement with Kostuch Publications Ltd., headquartered in Toronto, Canada, to use the TalFinder application to create a network of online job boards for the North American hospitality and foodservice industries. Amongst their other media properties, Kostuch Publications publishes the Hotelier and Foodservice & Hospitality magazines.

D. Exchange Controls

There are currently no limitations imposed by Canadian laws, decrees or regulations that restrict the import or export of capital, including foreign exchange controls, or that affect the remittance of dividends, and interest or other payments to non-resident holders of our securities.

E. Taxation

U.S. FEDERAL TAX CONSIDERATIONS

The following summary describes certain of the material U.S. federal income tax consequences to U.S. Holders (as defined below) arising from the purchase, ownership and disposition of Common Shares. This summary is based on the provisions of the Internal Revenue Code of 1986, as amended (the "Code"), final, temporary and proposed U.S. Treasury Regulations promulgated thereunder, and administrative and judicial interpretations thereof, all as in effect as of the date hereof, and all of which are subject to change, possibly with retroactive effect. This summary has no binding effect or official status of any kind; we cannot assure holders that the conclusions reached below would be sustained by a court if challenged by the Internal Revenue Service.

This summary does not deal with all aspects of U.S. federal income taxation that may be relevant to particular U.S. Holders in light of their particular circumstances, or to U.S. Holders subject to special rules, including, without limitation, certain retirement plans, insurance companies, U.S. Holders of securities held as part of a "straddle," "synthetic security," "hedge," "conversion transaction" or other integrated investment, persons that enter into "constructive sales" involving Common Shares or substantially identical property with other investments, U.S. Holders whose functional currency is not the United States dollar, certain expatriates or former long-term residents of the United States, financial institutions, broker-dealers, tax-exempt organizations and U.S. Holders who own (directly, indirectly or through attribution) 10% or more of the Company's outstanding voting stock. The following discussion does not address the effect of any applicable state, local or foreign tax laws. This summary does not consider the tax treatment of persons who own Common Shares through a partnership or other pass-through entity, and deals only with Common Shares held as "capital assets" as defined in Section 1221 of the Code.

This discussion is addressed only to "U.S. Holders." A U.S. Holder is a holder of Common Shares that is a U.S. citizen, an individual resident in the United States for U.S. federal income tax purposes, a domestic corporation or other domestic entity taxable as a corporation, an estate the income of which is includible in its gross income for U.S. federal income tax purposes without regard to its source, or a trust if either: (i) a U.S. court is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all the substantial decisions of the trust or (ii) the trust has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

U.S. HOLDERS OF COMMON SHARES ARE ADVISED TO CONSULT WITH THEIR OWN TAX ADVISORS WITH RESPECT TO THE U.S. FEDERAL, STATE AND LOCAL TAX CONSEQUENCES, AS WELL AS THE TAX CONSEQUENCES IN OTHER JURISDICTIONS, OF THE PURCHASE, OWNERSHIP AND SALE OF COMMON SHARES APPLICABLE IN THEIR PARTICULAR TAX SITUATIONS.

SALE OR EXCHANGE OF COMMON SHARES

A U.S. Holder's sale, exchange or other taxable disposition of Common Shares generally will result in the recognition of capital gain or loss by such U.S. Holder in an amount equal to the difference between the amount realized and the U.S. Holder's tax basis in the Common Shares sold. If a U.S. Holder's holding period on the date of the sale, exchange or other taxable disposition is more than one year, such gain or loss will be long-term capital gain or loss. In general, a non-corporate U.S. Holder's capital gains will be taxed at a maximum rate of 20% for property held more than one year, and the maximum rate is reduced to 18% for property acquired after December 31, 2000 and held for more than five years. Capital gains of U.S. Holders who are corporations are subject to a maximum federal income tax rate of 35% regardless of their holding period. If the U.S. Holder's holding period on the date of the sale, exchange or other taxable disposition was one year or less, such gain or loss will be short-term capital gain (generally subject to the same effective federal income tax rates as ordinary income) or loss. See "Certain Canadian Federal Income Tax Considerations-Taxation of Capital Gains on Sale of Common Shares" for a discussion of taxation by Canada of capital gains realized on the sale, exchange or other taxable disposition of Common Shares. In general, any capital gain recognized by a U.S. Holder upon the sale, exchange or other taxable disposition of Common Shares will be treated as U.S. source income for U.S. foreign tax credit purposes. Losses will generally be allocated against U.S. source income. Capital losses realized upon the sale, exchange or other taxable disposition of Common Shares generally are deductible only against capital gains and not against ordinary income, except that in the case of noncorporate taxpayers, a capital loss is deductible only to the extent of capital gains plus ordinary income of up to $3,000.

A U.S. Holder's tax basis in his, her or its Common Shares generally will be the purchase price paid by the U.S. Holder. The holding period of each Common Share owned by a U.S. Holder will commence on the day following the date of the U.S. Holder's purchase of the Common Share and will include the day on which the U.S. Holder sells the Common Share.

In the case of a cash basis U.S. Holder who receives Canadian dollars in connection with the taxable disposition of Common Shares, the amount realized will be based on the spot rate as determined on the settlement date of such disposition. A U.S. Holder who receives payment in Canadian dollars and converts Canadian dollars to U.S. dollars at a conversion rate other than the rate in effect on the settlement date may have a foreign currency exchange gain or loss that would be treated as ordinary income or loss.

An accrual basis U.S. Holder may elect the same treatment required of a cash basis U.S. Holder with respect to a taxable disposition of Common Shares, provided that the election is applied consistently from year to year. Such election may not be changed without the consent of the Internal Revenue Service. In the event that an accrual basis U.S. Holder does not elect to be treated as a cash basis taxpayer, such U.S. Holder may have a foreign currency gain or loss for U.S. federal income tax purposes because of the differences between the U.S. dollar value of the currency received prevailing on the trade date and the settlement date. Any such currency gain or loss will be treated as ordinary income or loss and would be in addition to gain or loss, if any, recognized by such U.S. Holder on the taxable disposition of such Common Shares.

TREATMENT OF DIVIDEND DISTRIBUTIONS

For U.S. federal income tax purposes, the gross amount of any distribution made with respect to, or in some cases a partial purchase or redemption of, Common Shares (including the amount of any Canadian taxes withheld therefrom) will be included in a U.S. Holder's income as ordinary dividend income to the extent that the dividends are paid out of current or accumulated earnings and profits of the Company, as determined based on U.S. tax principles. Dividend distributions in excess of the Company's current and accumulated earnings and profits will be treated first as a non-taxable return of the U.S. Holder's tax basis in his, her or its Common Shares to the extent thereof and then as a gain from the sale of Common Shares. For U.S. federal income tax purposes, the amount of any distribution paid in Canadian dollars received by a U.S. Holder will equal the U.S. dollar value of the sum of the Canadian dollar payments made (including the amount of any Canadian taxes withheld therefrom), determined at the "spot rate" on the date the dividend distribution is includible in such U.S. Holder's income, regardless of whether the payment is in fact converted into Dollars. Any gain or loss resulting from currency exchange fluctuations during the period from the date a dividend is included in income to the date such payment is converted into U.S. dollars generally will be treated as ordinary income or loss.

For purposes of this discussion, the "spot rate" generally means a rate that reflects a fair market rate of exchange available to the public for currency under a "spot contract" in a free market and involving representative amounts. A "spot contract" is a contract to buy or sell a currency on or before two business days following the date of the execution of the contract. If such a spot rate cannot be demonstrated, the Internal Revenue Service has the authority to determine the spot rate.

Dividend income derived with respect to the Common Shares will constitute "portfolio income" for purposes of the limitation on the use of passive activity losses and, therefore, generally may not be offset by passive activity losses, and will constitute as "investment income" for purposes of the limitation on the deduction of investment interest expense. Such dividends will not be eligible for the dividends received deduction generally allowed to a U.S. corporation under Section 243 of the Code.

Dividends paid to a U.S. Holder with respect to Common Shares will be treated as foreign source dividend income for U.S. foreign tax credit limitation purposes. Subject to certain conditions and limitations, any Canadian withholding tax imposed on such dividends generally will be eligible for credit against such U.S. Holder's U.S. federal income tax liability or, at the U.S. Holder's election, may be claimed as a deduction against income in determining such tax liability. The limitations on claiming a foreign tax credit include computation rules under which foreign tax credits allowable with respect to specific classes of income cannot exceed the U.S. federal income taxes otherwise payable with respect to each such class of income. Dividends with respect to the Common Shares generally will be classified as "passive income," or in the case of certain U.S. Holders, "financial services income," for purposes of computing the foreign tax credit limitation. Foreign income taxes exceeding the credit limitation for the year of payment or accrual may be carried back for two taxable years and forward for five taxable years in order to reduce U.S. federal income taxes, subject to the credit limitation applicable in each of such years. Other restrictions on the foreign tax credit include a prohibition on the use of the credit to reduce liability for the U.S. individual and corporation alternative minimum taxes by more than 90%. In addition, a U.S. Holder generally will not be entitled to claim a credit for Canadian tax withheld unless the U.S. Holder has held the Common Shares for at least 16 days within the 30 day period beginning 15 days before the applicable ex-dividend date. The calculation of allowable foreign tax credits and, in the case of a U.S. Holder that elects to deduct foreign taxes, the availability of deductions for foreign taxes paid involve the application of rules that depend on a U.S. Holder's particular circumstances. Accordingly, U.S. Holders should consult their own tax advisors regarding their eligibility for foreign tax credits or deductions.

PASSIVE FOREIGN INVESTMENT COMPANIES

In general, for U.S. federal income tax purposes, we will be considered a passive foreign investment company ("PFIC") for any taxable year in which either
(1) 75% or more of our gross income is passive income, or (2) at least 50% of the average value of all of our assets for the taxable year produce or are held for the production of passive income. For this purpose, passive income includes dividends, interest, royalties, rents, annuities and the excess of gains over losses from the disposition of assets which produce passive income. If we were determined to be a PFIC for U.S. federal income tax purposes, highly complex rules would apply to U.S. Holders owning Common Shares.

Based on the Company's current and projected income, assets and activities, it does not believe that the Company is currently a PFIC nor does it expect to become a PFIC in the foreseeable future. However, because the determination of whether the Company is a PFIC is determined as of the end of each taxable year and is dependent on a number of factors, including the value of the Company's assets (based generally on the market price of our Common Shares) and the amount and type of its gross income, there can be no assurances that the Company will not become a PFIC for any future taxable year.

If the Company is determined to be a PFIC for U.S. federal income tax purposes for any year during a U.S. Holder's holding period of the Common Shares and the U.S. Holder does not make a QEF Election of a Mark-to-Market election, both as described below, any gain recognized by a U.S. Holder upon the sale of Common Shares, or upon the receipt of certain distributions, would be treated as ordinary income. Such income generally would be allocated ratably over a U.S. Holder's holding period with respect to the Common Shares. The amount allocated to prior years, with certain exceptions, will be subject to tax at the highest tax rate in effect for those years and an interest charge would be imposed on the amount of deferred tax on the income allocated to the prior taxable years.

Although the Company generally will be treated as a PFIC as to any U.S. Holder if it is a PFIC for any year during a U.S. Holder's holding period, if the Company ceases to satisfy the requirements for PFIC classification, the U.S. Holder may avoid PFIC classification for subsequent years if the U.S. Holder elects to recognize gain based on the unrealized appreciation in the Common Shares through the close of the tax year in which the Company ceases to be a PFIC. Additionally, if the Company is a PFIC, a U.S. Holder who acquires Common Shares from a decedent would be denied the normally available step-up in tax basis for the Common Shares to fair market value at the date of death and instead would have a tax basis equal to the decedent's tax basis.

For any tax year in which the Company is determined to be a PFIC, U.S. Holders may elect to treat their Common Shares as an interest in a qualified electing fund ("QEF Election"), in which case the U.S. Holders would be required to include in income currently their proportionate share of the Company's earnings and profits in years in which the Company is a PFIC regardless of whether distributions of such earnings and profits are actually distributed to such U.S. Holders. Any gain subsequently recognized upon the sale of their Common Shares by such U.S. Holders generally would be taxed as capital gain and a denial of the basis step-up at death would not apply.

As an alternative to a QEF Election, a U.S. Holder generally may be able to avoid the imposition of the special tax and interest charge described above by electing to mark to market the Common Shares ("Mark-to-Market Election") recognizing as ordinary income or loss for each taxable year, subject to certain limitations, the difference as of the close of the taxable year between the fair market value of the U.S. Holder's Common Shares and the adjusted tax basis of such Common Shares. Losses would be allowed only to the extent of the net mark-to-market gain previously included by the U.S. Holder under the election in prior taxable years. If a Mark-to-Market Election with respect to Common Shares is in effect on the date of a U.S. Holder's death, the normally available step-up in tax basis to fair market value will not be available. Rather, the tax basis of such Common Shares in the hands of a U.S. Holder who acquired them from a decedent will be the lesser of the decedent's tax basis or the fair market value of the ordinary shares.

RULES RELATING TO A PFIC ARE VERY COMPLEX. U.S. HOLDERS ARE ENCOURAGED TO CONSULT THEIR OWN TAX ADVISORS REGARDING THE APPLICATION OF PFIC RULES TO THEIR INVESTMENTS IN THE COMMON SHARES.

INFORMATION REPORTING AND BACKUP WITHHOLDING

Any dividends paid on the Common Shares to U.S. Holders may be subject to U.S. information reporting requirements and the U.S. backup withholding tax. The backup withholding rate is 30% through 2003, 29% for 2004-2005 and 28% for 2006-2010. For payments made after 2010, the backup withholding rate will be increased to 31%. In addition, the proceeds of a U.S. Holder's sale of Common Shares may be subject to information reporting and the U.S. backup withholding tax. Payment made with respect to the Common Shares to a U.S. Holder must be reported to the Internal Revenue Service, unless the U.S. Holder is an exempt recipient or establishes an exemption. Backup withholding will not apply if the holder (i) is a corporation or other exempt recipient or (ii) the holder provides a U.S. taxpayer identification number, certifies as to no loss of exemption from backup withholding and otherwise complies with any applicable backup withholding requirements. Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a refund or a credit against the U.S. Holder's U.S. federal income tax, provided the required information is furnished to the Internal Revenue Service.

CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

The following discussion summarizes the material Canadian Federal income tax considerations relevant to an investment in the Common Shares by a holder who, for income tax purposes, is resident in the United States and not in Canada, holds the Common Shares as capital property, deals at arm's length with the Company, does not use or hold the Common Shares in carrying on a business through a permanent establishment or in connection with a fixed base in Canada and, in the case of an individual investor, is also a United States citizen. The tax consequences of an investment in the Common Shares by an investor who is not as described above may be expected to differ from the tax consequences discussed herein.

This discussion is based upon the provisions of the Income Tax Act (Canada) (the "Tax Act"), regulations under the Tax Act, specific proposals to amend the Tax Act publicly announced prior to the date hereof, the Canada-United States Income Tax Convention (1980), as amended (the "Convention"), and administrative practices published by Revenue Canada, all of which are subject to change. Any such change, which may or may not be retroactive, could alter the tax consequences to a holder as otherwise described herein. The discussion does not take in account the tax laws of the various provinces or territories of Canada.

TAXATION OF DISTRIBUTIONS FROM THE COMPANY

Dividends paid or credited on the Common Shares to U.S. residents will be subject to a Canadian withholding tax. Under the Convention, the rate of withholding tax generally applicable is 15% of the gross amount of the dividends, including stock dividends and payments deemed to be dividends upon the repurchase of Common Shares by the Company, as described below. The rate of withholding tax is reduced if the beneficial owner of the dividend is a company that owns at least 10% of the voting stock of the Company at the time the dividend is paid. In this case, the rate is 5% of the gross amount of the dividends.

If the Company purchases Common Shares, a holder will be deemed to have received a dividend to the extent that the amount paid on the repurchase exceeds the paid-up capital, as defined in the Tax Act, of the Common Shares acquired. The portion, if any, of the acquisition proceeds that are deemed to be a dividend will be subject to Canadian withholding tax on dividends, as described above. Further, the holder will be deemed to have disposed of the Common Shares for the amount paid by the Company for the Common Shares less the amount deemed to have been received as a dividend. If this results in a capital gain to a holder, the tax consequences will be as described below.

TAXATION OF CAPITAL GAINS ON SALE OF COMMON SHARES

Under the Tax Act, a holder will not be subject to Canadian tax on any capital gain realized on an actual or deemed disposition of a Common Share, including a deemed disposition at death, provided that he did not hold the Common Share as capital property used in carrying on a business in Canada, or that neither he nor persons with whom he did not deal at arm's length alone or together owned 25% or more of the issued shares of any class of the Company at any time in the five years immediately preceding the disposition.

A holder who otherwise would be liable for Canadian tax in respect of a capital gain realized on an actual or deemed disposition of a Common Share will be relieved under the Convention from such liability unless:

A. the Common Share formed part of the business property of a permanent establishment in Canada that the Holder had within the twelve-month period preceding the disposition; or

B. the holder

1. was resident in Canada for 120 months during any 20-year period preceding the disposition, and

2. was resident in Canada at any time during the 10 years immediately preceding the disposition, and

3. owned the Common Share when he ceased to be a resident of Canada.

F. Dividends and Paying Agents

Not applicable.

G. Statements by Experts

Not applicable.

H. Documents on Display

As a foreign private issuer, the Company is exempt from the rules under the Securities and Exchange Act of 1934, as amended, prescribing the furnishing and content of proxy statements to shareholders. Because the Company is a foreign private issuer, its directors and officers are also exempt from the short swing profit recovery and disclosure regime of Section 16 of the Exchange Act.

I. Subsidiary Information

        The Company's software application modules assist organizations in recruiting new employees and retaining their talented and existing employees. The company has four wholly-owned subsidiaries (i) New Media Recruiting Services Inc. ("NMRS"), (ii) Financial Career and Strategic Services Inc. ("FCSS"), (iii) Nework Corporation, and (iv) the Defense Talent Network. NMRS was incorporated under the Business Corporations Act (Ontario) on November 4, 1992 as 1006828 Ontario Limited. By Certificate of Amendment dated December 1, 1998, NMRS amended its article to change its name to New Media Recruiting Services Inc. FCSS was incorporated under the Canada Business Corporations Act on January 28, 1998. By Certificate of Incorporation dated September 20, 1999, Nework Corporation was incorporated under the General Corporate Law of Delaware in the United States of America under the name eWork Corporation. It changed its name to Nework Corporation. Nework Corporation has one 99.26% owned subsidiary, Talware Technologies, Inc. ("Talware") , incorporated under the General Corporate Law of Delaware in the US on April 3, 2000. Talware has a 50.5% interest in the Defense Talent Network ("DTN"), incorporated under the General Corporate Law of Delaware in the United States of America on February 14, 2003. Talware has a minority interest in Career Match Inc., incorporated under the laws of Republic of South Korea.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

FOREIGN EXCHANGE RISK

At December 31, 2002, we were not party to any currency derivative contracts.

INTEREST RATE RISK

 NOT APPLICABLE.

CREDIT RISK

 NOT APPLICABLE.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SERVICES

 Convertible Debenture

 On October 20, 2003, we entered into a convertible debenture agreement for $150,000 with A&F Capital Corporation with the due date of October 20, 2006. The holder of the debenture has the right, at its option with a 20 day notice to us, to convert the entire debenture (in increments of $1,000). The price for conversion shall be $0.06 per Unit if converted prior to the second anniversary of the issuance of the debenture and a price of $0.07 per Unit if converted subsequent to the second anniversary and prior to October 20, 2006. Each Unit shall consist of one common share of the company and one share purchase warrant. Each Warrant entitles the holder to purchase an additional common share at a purchase price of $0.10 exercisable on or before the period ending two years following the date of issuance.


                                     PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

Within 90 days prior to the date of this registration statement, we performed an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures. The evaluation was performed with the participation of our key corporate senior management and under the supervision of our President, Chief Executive Officer and Director, Alan Rootenberg. Our management concluded that our disclosure controls and procedures were effective in alerting them to material information, on a timely basis, required to be included in our periodic filings with the U.S. Securities and Exchange Commission. There have been no significant changes in our internal controls or in other factors that could significantly affect internal controls subsequent to the date of the evaluation.

ITEM 16. [RESERVED]

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our audit committee has one financial expert, John Angaritis, who is Alan Rootenberg's brother-in-law.

ITEM 16B.  CODE OF ETHICS

WE NEED TO DISCLOSE WHETHER WE HAVE ADOPTED A CODE OF ETHICS FOR OUR PRINCIPAL OFFICERS

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

In 2002, we paid $46,159 for tax related (audit, interim financial statement preparations, tax/accounting, other) services. In 2003, we paid $33,248 for tax related (audit, interim financial statements, tax/accounting, other) services.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES.

Not Applicable.

ITEM  16E.   PURCHASES  OF  EQUITY  SECURITIES  BY  THE  ISSUER  AND  AFFILIATED
PURCHASERS.

Not Applicable.

                                    PART III

ITEM 17. FINANCIAL STATEMENTS

Not applicable.

ITEM 18. FINANCIAL STATEMENTS.

The Financial Statements are attached as part of Item 19, "Exhibits".

ITEM 19. EXHIBITS.

a. INDEX TO FINANCIAL STATEMENTS

Auditors' Report

Consolidated Statement of Operations for the Years Ended December 31, 2002 and 2001; Consolidated Balance Sheets at December 31, 2001 and 2002; Consolidated Statement of Deficit for the years ended December 31, 2002 and 2001; Consolidated Statement of Cash Flows for the years ended December 31, 2002 and 2001; Notes to Consolidated Financial Statements

UNAUDITED REPORTS

Interim Consolidated Statement of Operations
Interim Consolidated Statement of Deficit
Interim Consolidated Statement of Cash Flows
Interim Consolidated Balance Sheet

b. OTHER EXHIBITS

The following exhibits are filed as part of this registration statement:

Certificate of Incorporation and all amendments thereto                     3.1

Articles of Incorporation and all amendments thereto                        3.1

By-Law Number 1                                                             3.1

Consulting Services Agreement, dated November 21, 2000, between
Microforum and the Company                                                 10.1

Licensing Agreement dated June 22, 2001, between Career Match,
Inc. and the Company                                                       10.2

Licensing Agreement dated February 2003, between Hollinger
Canadian Newspapers L.P.and the Company                                    10.3

Licensing Agreement dated February 2003, between NewTech
Executive Search and the Company                                           10.4

Licensing Agreement dated April 2003, between Kostuch
Publications Ltd.,and the Company                                          10.5

Convertible Debenture Dated October, 2003, between the
Company and A&F Capital Corporation                                        10.6

Certification by Principal Executive Officer and Principal
Financial Officer pursuant to 18 USC ss. 1350, pursuant to ss.
302 of the Sarbanes-Oxley ACT of 2002                                      31.1

Certification by Principal Executive Officer and Principal
Financial Officer pursuant to 18 USC ss. 1350, pursuant to ss.
906 of the Sarbanes-Oxley ACT of 2002                                      32.1

                                   SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Registration Statement on its behalf.

                              TALWARE NETWORX INC.

By:  /S/ Alan Rootenberg
     -------------------------------
     ALAN ROOTENBERG


President, Chief Executive Officer, Principal Financial
Officer and Chairman of the Board of Directors

Date: April 22, 2004

TALWARE NETWORX INC.
DECEMBER 31, 2002




CONTENTS
--------------------------------------------------------------------------------

                                                                   Page

AUDITORS' REPORT                                                      1

CONSOLIDATED FINANCIAL STATEMENTS:

  Consolidated statement of operations                                2

  Consolidated balance sheet                                          3

  Consolidated statement of deficit                                   4

  Consolidated statement of cash flows                                5

  Notes to consolidated financial statements                     6 - 25

                                                   Suite 302, 1 Concorde Gate
                                                Toronto, Ontario, M3C 3N6 Canada
                                                Tel: 416-449-2249 Fax: 449-4133
                                                   [email address illegible]
[LOGO]

AUDITORS' REPORT


TO THE SHAREHOLDERS OF TALWARE NETWORX INC.:

We have audited the consolidated balance sheet of Talware Networx Inc. as at December 31, 2002 and 2001, and the consolidated statement of operations, deficit and cash flows for the years then ended. These financial statements are the responsibility of the management of the Corporation. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of Talware Networx Inc. as at December 31, 2002 and 2001, and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.


Toronto, Canada                                                "BENNETT GOLD"
April 8, 2003                                              Chartered Accountants

COMMENTS BY AUDITORS FOR U.S. READERS ON CANADA - U.S. REPORTING DIFFERENCES

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Corporation's ability to continue as a going concern, such as those described in Note 1 to these consolidated financial statements. Our report to the shareholders dated April 8, 2003, is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditors' report when these are adequately disclosed in the financial statements.


Toronto, Canada                                                "BENNETT GOLD"
April 8, 2003                                              Chartered Accountants


                                [WebTrust logo]
                                                                              1.

TALWARE NETWORX INC.

CONSOLIDATED STATEMENT OF OPERATIONS
YEARS ENDED DECEMBER 31, 2002 AND 2001
--------------------------------------------------------------------------------

                                                        2002           2001
                                                          $              $
--------------------------------------------------------------------------------
REVENUES                                                      --             --

EXPENSES
Selling, general and administrative                    1,128,642        491,330
                                                     -----------    -----------

OPERATING LOSS BEFORE OTHER INCOME (EXPENSES)
 AND THE UNDERNOTED ITEMS                              1,128,642        491,330
                                                     -----------    -----------

OTHER INCOME (EXPENSES)
Amortization expense, deferred development costs        (332,021)            --
Amortization expense, property and equipment              (9,268)        (4,239)

Interest expense                                          (2,913)        (2,659)

Interest income                                            1,125          5,173
Dilution gain (Note 9)                                        --        130,388
Loss on disposition of shares of Career Match, Inc.       (5,974)            --
                                                     -----------    -----------
                                                        (349,051)       128,663
                                                     -----------    -----------
LOSS FROM CONTINUING OPERATIONS BEFORE THE
  UNDERNOTED ITEMS                                    (1,477,693)      (362,667)

EQUITY IN NET LOSS OF CAREER MATCH, INC                  (76,428)      (135,657)

NON-CONTROLLING INTEREST                                     561          2,204
                                                     -----------    -----------

LOSS FROM CONTINUING OPERATIONS                       (1,553,560)      (496,120)

LOSS FROM DISCONTINUED OPERATIONS (NOTE 11)                   --       (338,228)
                                                     -----------    -----------

NET LOSS                                              (1,553,560)      (834,348)
                                                     ===========    ===========

WEIGHTED-AVERAGE NUMBER OF COMMON SHARES              20,557,198     15,057,801
                                                     ===========    ===========
BASIC LOSS PER SHARE
From continuing operations                           $    (0.076)   $    (0.033)
From discontinued operations                                  --         (0.022)
                                                     -----------    -----------

                                                     $    (0.076)   $    (0.055)
                                                     ===========    ===========



See accompanying notes
                                                                              2.

TALWARE NETWORX INC.

(INCORPORATED UNDER THE LAWS OF ALBERTA)
CONSOLIDATED BALANCE SHEET - DECEMBER 31, 2002 AND 2001
--------------------------------------------------------------------------------


                                                         2002         2001
                                                           $            $
--------------------------------------------------------------------------------
ASSETS

CURRENT

Cash and cash equivalents                                33,868       137,883
Accounts receivable                                          --        27,000
Prepaid expenses and other assets                        31,547           697
                                                     ----------    ----------
                                                         65,415       165,580
INVESTMENT IN CAREER MATCH, INC. (NOTE 4)                     1        88,377
PROPERTY AND EQUIPMENT (NOTE 5)                          35,579        28,269
DEFERRED DEVELOPMENT COSTS, NET OF ACCUMULATED
  AMORTIZATION OF $332,021 (2001: $NIL)                 806,338     1,048,063
TRADEMARK APPLICATION COSTS                               6,245         6,245
PATENT APPLICATION COSTS                                  4,793         4,549
                                                     ----------    ----------
                                                        918,371     1,341,083
                                                     ==========    ==========
LIABILITIES

CURRENT

Accounts payable and accrued liabilities (Note 6)       520,160       235,062
Advances from a shareholder, without interest            65,591       307,821
                                                     ----------    ----------
                                                        585,751       542,883
NON-CONTROLLING INTEREST                                      1           562
                                                     ----------    ----------
                                                        585,752       543,445
                                                     ----------    ----------
SHAREHOLDERS' EQUITY

Capital stock (Note 8)                                3,315,167     2,506,626
Contributed surplus                                       6,301         6,301
Equity component of convertible debenture (Note 7)      280,000            --
Deficit                                              (3,268,849)   (1,715,289)
                                                     ----------    ----------
                                                        332,619       797,638
                                                     ----------    ----------

                                                        918,371     1,341,083
                                                     ==========    ==========




ON BEHALF OF THE BOARD:     "Alan Rootenberg"     Director
                           -------------------

                            "Steven Bielawski"    Director
                           -------------------

 See accompanying notes

                                                                              3.

37

TALWARE NETWORX INC.

CONSOLIDATED STATEMENT OF DEFICIT
YEARS ENDED DECEMBER 31, 2002 AND 2001
--------------------------------------------------------------------------------

                                                     2002              2001
                                                       $                 $
--------------------------------------------------------------------------------

DEFICIT, BEGINNING OF YEAR                        (1,715,289)        (880,941)

Net loss                                          (1,553,560)        (834,348)
                                                  ----------       ----------

DEFICIT, END OF YEAR                              (3,268,849)      (1,715,289)
                                                  ==========       ==========

TALWARE NETWORX INC.

CONSOLIDATED STATEMENT OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2002 AND 2001
--------------------------------------------------------------------------------

                                                          2002           2001
                                                            $              $
--------------------------------------------------------------------------------

CASH PROVIDED BY (USED IN):
OPERATING ACTIVITIES
Loss from continuing operations                        (1,553,560)     (496,120)
Items not affecting cash
    Non-cash items included in selling, general and
       administrative expenses                              5,974            --
    Amortization, property and equipment                    9,268         4,239
    Amortization, deferred development costs              332,021            --
    Loss on write-off of leasehold improvements                --        13,379
    Dilution gain                                              --      (130,388)
    Equity in net loss of Career Match, Inc.               76,428       135,657
    Loss on disposition of shares of Career Match, Inc.     5,974            --
    Non-controlling interest                                 (561)       (2,204)
                                                       ----------    ----------
                                                       (1,124,456)     (475,437)
                                                       ----------    ----------
Changes in non-cash components of working capital
    Taxes recoverable                                          --        29,217
    Prepaid expenses and other assets                     (30,850)        2,866
    Accounts payable and accrued liabilities              330,098       292,633
                                                       ----------    ----------
                                                          299,248       324,716
                                                       ----------    ----------
CASH USED IN CONTINUING OPERATIONS                       (825,208)     (150,721)
                                                       ----------    ----------
FINANCING ACTIVITIES
Advances from a shareholder                                37,770       116,727
Issuance of capital stock                                 854,545     1,156,110
Costs associated with raising capital                     (91,005)     (130,547)
Common shares issued by a subsidiary                           --       132,734
                                                       ----------    ----------
CASH PROVIDED BY FINANCING ACTIVITIES                     801,310     1,275,024
                                                       ----------    ----------
INVESTING ACTIVITIES
Investment in Career Match, Inc.                               --       (86,688)
Purchase of property and equipment                        (16,578)      (10,220)
Development costs capitalized                             (90,296)   (1,048,063)
Trademark application costs capitalized                      (244)       (6,245)
Patent application costs capitalized                           --        (4,549)
                                                       ----------    ----------
CASH USED IN INVESTING ACTIVITIES                        (107,118)   (1,155,765)
                                                       ----------    ----------
NET CASH OUTFLOWS FROM CONTINUING OPERATIONS             (131,018)      (31,462)
Net cash inflows (outflows) from discontinued
   operations (Note 11(b))                                 27,000      (310,071)
                                                       ----------    ----------
NET DECREASE IN CASH AND CASH EQUIVALENTS                (104,018)     (341,533)
Cash and cash equivalents, beginning of year              137,883       479,416
                                                       ----------    ----------
CASH AND CASH EQUIVALENTS, END OF YEAR                     33,865       137,883
                                                       ==========    ==========

TALWARE NETWORX INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2002 AND 2001
--------------------------------------------------------------------------------

Talware Networx Inc. (hereinafter referred to as "TNI" or the "Corporation") provides human capital recruitment and retention solutions. The Corporation's suite of software products allows users to source and manage human capital resources on a local, national and global basis. They include solutions for private label job boards, skill and experience identification, applicant marketing and employee communication.

1.   FUTURE OPERATIONS

     These consolidated financial statements have been prepared on a going concern basis, which assumes the Corporation will continue in operation in the foreseeable future and be able to realize its assets and satisfy its liabilities in the normal course of business. Certain conditions and events exist that cast doubt on the Corporation's ability to continue as a going concern.

     The Corporation has incurred significant losses from both continuing and discontinued operations and has used significant amounts of cash in developing its suite of software products over the past three years.

     Continued operations depend upon the Corporation's ability to obtain additional financing and/or generate positive cash flows from operations.

     Should the Corporation be unable to generate positive cash flows from operations or secure additional financing in the foreseeable future, the application of the going concern principle for financial statement reporting purposes may no longer be appropriate. These financial statements do not include any adjustments, related to the valuation or classification of assets or the amounts or classification of liabilities, which would otherwise be necessary should the Corporation be unable to continue as a going concern.

2.   BASIS OF CONSOLIDATION AND PRESENTATION

     These consolidated financial statements include the accounts of TNI and its
     subsidiaries.   All  intercompany   transactions  and  balances  have  been
     eliminated.

3.   SIGNIFICANT ACCOUNTING POLICIES

     (a) Use of estimates

         The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities (if any) at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting periods. Actual results may vary from the current estimates. These estimates are reviewed periodically and, as adjustments become necessary, they are reported in operations in the periods in which such adjustments become known.

TALWARE NETWORX INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2002 AND 2001
--------------------------------------------------------------------------------

3.   Significant accounting policies (continued)

     (b) Property and equipment

         Property and equipment are stated at cost. Amortization is provided for using the declining balance basis at the following annual rates:

                      Furniture and equipment        -       20%
                      Computer hardware and
                        and systems software         -       30%

     (c) Deferred development costs

         Research costs are expensed as incurred. Software development costs are deferred when such costs meet the criteria under Canadian generally accepted accounting principles for capitalization and amortization which, in the case of the Corporation, occurred on January 1, 2001. Prior to January 1, 2001, costs related to development activities were charged to operations in the period in which they were incurred because the capitalization criteria had not been met.

         On June 1, 2002, when the Corporation first installed and launched a successful commercial application of its software in Korea, the amortization of deferred development costs commenced and will continue using the straight-line method over a 2-year period.

     (d) Trademark application costs

         Trademark application costs represent such costs that are directly attributable to the preparation and submission thereof. Upon formal receipt of the trademarks, accumulated costs will be amortized using the straight-line method over the economic life of the trademarks. No trademarks have been received to date.

     (e) Patent application costs

         Patent application costs represent such costs that are directly attributable to the preparation and submission thereof, related to certain processes or products. Upon formal receipt of the patents, accumulated costs will be amortized using the straight-line method over the economic life of the patents. No patents have been received to date.

     (f) Foreign currency translation

         The accounts of TNI expressed in foreign currencies and the accounts of foreign subsidiaries, which are operationally and financially integrated, are translated into Canadian dollars as follows: revenue and expenses at exchange rates effective on the transaction dates, monetary assets and monetary liabilities at exchange rates in effect at the year-end, and non-monetary assets and non-monetary liabilities at exchange rates effective on the transaction dates. Foreign exchange gains and losses are included in operations.

TALWARE NETWORX INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2002 AND 2001
--------------------------------------------------------------------------------

3.   Significant accounting policies (continued)

     (g) Income taxes

         The Corporation and its subsidiaries follow the liability method of accounting for income taxes. Under the liability method, the amount of future income tax assets and liabilities reflect the future tax consequences attributable to temporary differences between the financial statement carrying amount of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using enacted or substantially enacted tax rates and laws expected to apply when the temporary differences are expected to reverse. A valuation allowance is recorded against any future tax assets if, in the judgment of management, it is more unlikely than not the future tax assets would be realized. The income tax provision, if any, represents the aggregate of the current income taxes plus the variance in the amounts of the future tax assets and liabilities between the beginning and the end of the year.

     (h) Investment tax credits

         Investment tax credits are recognized when qualifying expenditures are made and there is reasonable assurance that credits will be realized. Investment tax credits earned with respect to current expenditures for qualified research activities are included in the consolidated statement of operations as a reduction of related expenses in the year incurred. Investment tax credits attributable to current expenditures for qualified development activities are reflected as a reduction of development costs capitalized in the year such expenditures are incurred.

     (i) Stock-based compensation

         The Corporation has stock-based compensation plans which are described in note 8(e)(iv). No compensation expense is recognized for these plans when stock or stock options are issued to employees, directors or consultants. Consideration received on the exercise of stock options or issuance of stock is credited to share capital. For consideration paid to an employee for the repurchase of stock options, the excess consideration paid over the carrying amount of the stock option cancelled, if any, is charged to deficit.

     (j) Revenue recognition

         Commencing in 2003, the Corporation will earn revenues from license fees, royalties and other fees. Revenues therefrom will be recognized, provided collection thereof is reasonably assured, as follows:

         i) License fees

         The Corporation will earn license fees from the granting of licenses to businesses located outside North America for the use of certain or all of its software applications (hereinafter referred to as the "Service") in specified territories.

TALWARE NETWORX INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2002 AND 2001
--------------------------------------------------------------------------------

3.   Significant accounting policies (continued)

     (j) Revenue recognition (continued)

         i) License Fees (continued)

         Such territorial license fees will be recognized according to the terms of the license agreement. Perpetual territorial licenses will be recognized upon delivery and licensee acceptance of the licensed application. Revenues from territorial licenses subject to a term will be recognized over the term of the agreement, which would normally commence after delivery to the licensee, and the licensee's acceptance, of the licensed application. If a territorial license agreement includes multiple elements, license fee revenues would be recognized on delivery, provided the application delivered does not include significant customization or modification of the base application and the payment terms for licenses are not subject to acceptance criteria. If an acceptance period is stipulated, revenues would be recognized upon the earlier of customer acceptance or the expiration of the acceptance period.

         ii) Royalties and other fees

         The Corporation will earn royalties and other fees from the use of the Service in two ways, from:

         a) end-users involved in the personnel placement business; and

         b) the territorial licenses referred to in paragraph (i) above.

         Royalties and other fees earned will be recognized as they accrue in accordance with the terms of the agreements.

4.   INVESTMENT IN CAREER MATCH, INC.

                                                        2002            2001
                                                          $               $
                                                     -------------------------
     Investment in shares, at cost                     244,123        288,030
     Equity in net loss of Career Match, Inc.
        since acquisition                             (244,122)      (199,653)
                                                     -------------------------
                                                             1         88,377
                                                     =========================

     A subsidiary of the Corporation has an investment in TNI's Korean-based licensee, Career Match, Inc. ("CMI"). In June 2002, CMI commenced its commercial operations, having completed the adaptation for the Korean market place of TNI's TalXchange software product.

TALWARE NETWORX INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2002 AND 2001
--------------------------------------------------------------------------------

4.   Investment in Career Match, Inc. (continued)

     Prior to 2001, this subsidiary, Talware Technologies Inc. ("Technologies"), purchased 328,000 common shares of CMI for cash consideration of $288,030. As at December 31, 2001, Technologies had a 27.2% interest in CMI. Under Canadian generally accepted accounting principles ("Canadian GAAP"), the Corporation considered its investment in CMI as being an investment in a corporation subject to significant influence, on the basis that it owned more than 20% of the issued and outstanding common shares of CMI. Consequently, TNI used the equity method to account for the investment in CMI.

     In 2002, Technologies transferred 50,000 common shares of CMI to a Korean-based shareholder of CMI for no consideration. Furthermore, CMI raised additional equity capital from others. Consequently, in 2002, Technologies' interest in CMI declined from 27.2% as at December 31, 2001 to 16.2% as at December 31, 2002.

     Under Canadian GAAP, when an investor ceases to be able to exercise significant influence over the operations of an investee enterprise, its investment therein must be accounted for using the cost method, with cost representing the carrying value of the investment when its interest in the investee declined below 20%. As at that time, TNI's carrying value of its investment in CMI was $1. Therefore, no further write-down of the value in the investment in CMI was required.

5.   PROPERTY AND EQUIPMENT
                                        ---------------------------------------
                                                 Accumulated
                                          Cost   Amortization   Net Book Value
                                                               2002       2001
                                           $          $          $          $
                                        ------     ------     ------     ------

     Furniture and equipment            28,437     13,441     14,996     15,590
     Computer hardware and
       systems software                 32,740     12,157     20,583     12,679
                                        ------     ------     ------     ------

                                        61,177     25,598     35,579     28,269
                                        ======     ======     ======     ======


6. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES
                                                     2002                 2001
                                                       $                    $
                                                  ------------------------------
     Employees/Contractors                         113,445               35,543
     Consultants                                    99,555               40,614
     Professional fees                             148,956               86,494
     Other trade creditors                         158,202               72,407
                                                  ------------------------------
                                                   520,158              235,058
                                                  ==============================

TALWARE NETWORX INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2002 AND 2001
--------------------------------------------------------------------------------

7.  EQUITY COMPONENT OF CONVERTIBLE DEBENTURE

    On December 31, 2002, the Corporation issued an unsecured, interest-free, 5-year convertible debenture having a principal amount of $280,000. This debenture is convertible into common shares of the Corporation at various conversion prices over the 5-year term of the debenture. The conversion prices are: $0.12 per share during 2003 and 2004 (8,333.33 shares per $1,000 of principal amount of debenture), $0.13 per share during 2005 (7,692.31 shares per $1,000 of principal), $0.15 per share during 2006 (6,666.67 shares per $1,000 of principal) and $0.16 per share during 2007 (6,250 shares per $1,000 of principal). The Corporation issued the debenture to a major shareholder to settle an amount of $280,000 payable thereto.

    The debenture is being accounted for in accordance with its substance. The entire amount of the principal of the convertible debenture is presented in these consolidated financial statements as a component of shareholders' equity, on the basis that the debenture was issued to a major shareholder who intends on exercising his conversion rights. The issuance of the convertible debenture has not been reflected in the consolidated statement of cash flows, on the basis that this settlement of a debt payable to the major shareholder represents a non-cash transaction.

TALWARE NETWORX INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2002 AND 2001
--------------------------------------------------------------------------------

8.   CAPITAL STOCK

     Authorized:

     Unlimited number of Common, voting shares.

     7,000,000 Preferred Shares-Series 1; non-voting; entitled to receive dividends upon declaration by the directors of the Corporation; entitled to the return of the stated capital upon dissolution, liquidation, or winding-up; convertible at the option of the holder, into Common Shares on a one-for-one basis, and for such financial year up to and including the year ending December 31, 2003, using a formula in which the number of such shares that may be converted after any one fiscal year ("vested shares") represents the proportion of Normalized Net Earnings (as defined by the Board of Directors for the purpose of these conversions) divided by $2,000,000 multiplied by the number of such shares originally held after deducting any such shares previously converted; ranking equally with the Preferred Shares of every other series and ranking in preference over any other shares junior to Preferred Shares of the Corporation, notwithstanding the rights, privileges, restrictions and conditions attached to any other class of shares of the Corporation; with the provision that any such shares which are not convertible to Common Shares, as defined by the conversion formula, shall be cancelled upon confirmation by the auditors of the Corporation of the Normalized Net Earnings to December 31, 2003; and with the provision that the Corporation shall not, without the consent of a majority of the holders of Preferred Shares-Series 1, issue rights or warrants to all holders of its Common Shares, entitling them to subscribe for or purchase common shares (or securities exchangeable for, or convertible into, Common Shares) at a price per Common Share (or in the case of a security exchangeable for or convertible into Common Shares, having an exchange or conversion price per Common Share) which is less than 95% of the Current Price per common share on the record date established in connection with the issuance of rights or warrants.

     3,000,000 Preferred  Shares-Series 2; non-voting;  issuable pursuant to the terms of, and in accordance with, the Corporation's Independent Search Consultant and Employee Performance Stock Option Plan; ranking equally with Series 1 shares in respect to dividends and dissolution, liquidation or winding up; redeemable at the Conversion Price as defined in the Performance Stock Plan; convertible to Common Shares as to 25% of the number of Preferred Shares-Series 2 issued to such holder from time to time on March 31 of each year following the date of issue of such shares.

                                                         2002           2001
Issued:                                                    $              $
                                                      ----------     ----------
25,198,583 Common Shares (2001: 16,203,133 shares)     3,927,526      3,027,981
Costs associated with raising capital                   (612,359)      (521,355)
                                                      ----------     ----------
                                                       3,315,167      2,506,626
                                                      ==========     ==========

TALWARE NETWORX INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2002 AND 2001
--------------------------------------------------------------------------------

8.  Capital stock (continued)

    Changes in the number of shares issued for the years ended December 31, 2002 and 2001 are summarized as follows:

                                    Preferred                Common Shares
                                 Shares-Series 1
                                 Number        $          Number           $
                              --------------------------------------------------

BALANCES, JANUARY 1, 2001       7,000,000       1      12,995,000      1,121,871
Special Warrants exercised             --      --         937,500        750,000
Shares returned to treasury    (7,000,000)     (1)             --             --
Public offering                        --      --       1,437,300      1,006,110
Private placement                      --      --         833,333        150,000
                              --------------------------------------------------
BALANCES, DECEMBER 31, 2001            --      --      16,203,133      3,027,981
Private placements                                      8,995,450        899,545
                              --------------------------------------------------
BALANCES, DECEMBER 31, 2002            --      --      25,198,583      3,927,526
                              ==================================================

    (a)  Private placements, 2002

         On April 15, 2002, the Corporation completed the closing of the first portion of a $600,000 private placement of equity and issued 2,800,000 units at a price of $0.10 per unit for aggregate consideration of $280,000. Each unit consisted of one Common Share and one Warrant which is convertible for a period of one year into one common share at a cost of $0.15.

         On June 6, 2002, the Corporation completed the closing of the second and final portion of the $600,000 private placement and issued a further 3,200,000 units for aggregate consideration of $320,000, of which $275,000 was received in cash and $45,000 represented the settlement of accounts payable existing as at the date of settlement. Each unit consisted of one Common Share and one Warrant which is convertible for a period of one year into one common share at a cost of $0.15.

         On October 4, 2002, the Corporation completed the closing of the first portion of an additional $750,000 private placement of equity and issued 1,955,450 units at a price of $0.10 per unit for aggregate consideration of $195,545. Each unit consisted of one Common Share and one common share purchase warrant which is convertible for a period of two years into one common share at a cost of $0.15.

         On December 17, 2002, the Corporation completed the closing of the second portion of the $750,000 private placement and issued a further 1,040,000 units at a price of $0.10 per unit for aggregate consideration of $104,000. Each unit consisted of one Common Share and one common share purchase warrant which is convertible for a period of two years into one common share at a cost of $0.15.

TALWARE NETWORX INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2002 AND 2001
--------------------------------------------------------------------------------

8.  Capital stock (continued)

    (a) Private placements, 2002 (continued)

         The stated capital value of the common shares issued on June 6, 2002, as settlement of certain accounts payable existing at that date, has not been reflected in the statement of cash flows on the basis that the settlement of such accounts payable represents a non-cash transaction.

         Further closings of the $750,000 private placement occurred after December 31, 2002 and are reported as subsequent events in Note 15.

    (b) Issuance of shares in 2001

         On March 30, 2001, the Corporation completed the closing of its public offering and issued 1,437,300 units for $1,006,110 cash. Each unit consisted of one Common Share and one Warrant expiring March 30, 2003.

         On November 30, 2001, the Corporation completed the closing of a private placement and issued 833,333 units for $150,000 cash. Each unit consisted of one Common Share and one Warrant, which expired November 30, 2002.

    (c) Issuance of Special Warrants in 2001

         Following an October 2000 private placement of common shares wherein 937,500 special warrants were issued, on January 16, 2001 these warrants were deemed to have been exercised in exchange for Common Shares and Warrants, on a one-for-one basis.

    (d)  Cancellation and return to Treasury of Preferred Shares-Series 1 in
         2001

         On February 21, 2001, the Corporation cancelled and returned to Treasury 7,000,000 Preferred Shares-Series 1. All holders of the shares consented to the cancellation and return of such shares to treasury. The stated value attributed to these shares, being $1 in the aggregate, has been transferred to contributed surplus. The decrease in the stated value of Preferred Shares-Series 1 and the corresponding increase in the value of contributed surplus have not been reflected in the consolidated statement of cash flows, on basis that the changes in the accounts result from a non-cash transaction.

TALWARE NETWORX INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2002 AND 2001
--------------------------------------------------------------------------------

8.   Capital stock (continued)

     (e)  Commitments to issue shares

          i)   Warrants

               As at December 31, 2002, the Corporation has issued and outstanding warrants, as follows:

                                                   Exercise Expiry
                       Number of           -------------------------------
                       Warrants            Price              Date
                      ----------           -----         -----------------
                       1,437,300            0.85         March 30, 2003
                       2,800,000            0.15         April 15, 2003
                       3,200,000            0.15         June 6, 2003
                       1,955,450            0.15         October 2, 2004
                       1,040,000            0.15         December 20, 2004
                      10,432,750

          ii) The Corporation entered into a one-year, renewable agreement, effective July 1, 2002, with consultants engaged to assist management with global business development opportunities. Pursuant to the terms of the agreement, the consultants received a fee of $75,000 in 2002 and will receive, subject to regulatory approval, 250,000 common shares of the Corporation during each of the first and second quarters of 2003.

          iii) On October 12, 2002, the Corporation entered into a marketing agreement with consultants to complement the Corporation's sales efforts in developing Global Human Capital Supply Chain Networks in certain vertical industries; and in particular the health care sector. Under the terms of the agreement, the Corporation will issue to these consultants, subject to regulatory approval, up to two million common shares on the achievement of significant financial and business development milestones. Commissions on net revenues generated will also be payable.

TALWARE NETWORX INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2002 AND 2001
--------------------------------------------------------------------------------

8.   Capital stock (continued)

     (e) Commitments to issue shares (continued)

         iv)  The Corporation has two stock option plans.

              Under the 1998 Stock Option Plan, 10% of the outstanding capital of the Corporation is available for option grants, less any options exercised. This plan has no specific requirements as to the option period, the time during which options vest and the method of vesting. Generally, the options issued under this plan are five years in duration and vest immediately or, in a number of limited cases, are based on the achievement of certain performance-related targets based on revenue generation. At December 31, 2002, there were 1,975,000 options issued under this plan and a further 544,858 options available for issue.

              Under the 2002 Stock Option Plan, 2,180,313 options have been approved by the Corporation's shareholders for issue under the plan. Options are generally issued for five-year terms and vest as to 33% in each of the six-month periods following the granting thereof. In certain limited cases, vesting also is based on the achievement of certain performance-related targets based on revenue generation. At December 31, 2002, 1,970,000 options were issued under this plan leaving 210,313 available for future issue.

              Changes in options during the years ended December 31, 2002 and 2001 are summarized as follows:

                                                              2002                            2001
                                              Number    Weighted Average      Number    Weighted Average
                                                          Exercise Price                  Exercise Price
                                        -----------------------------------------------------------------
OPTIONS OUTSTANDING, JANUARY 1                678,000          $0.20        1,098,000         $0.41
Options granted                             3,867,000           0.28          125,000          0.15
Options forfeited                            (600,000)         (0.24)        (545,000)        (0.62)
                                        -----------------------------------------------------------------
OPTIONS OUTSTANDING, DECEMBER 31            3,945,000          $0.27          678,000         $0.20
                                        =================================================================

Exercisable                                 1,375,000          $0.14          678,000         $0.20
Not exercisable- service/time based           670,000           0.15               --           --
Not exercisable- performance related        1,900,000           0.41               --           --
                                        -----------------------------------------------------------------
                                            3,945,000          $0.27          678,000         $0.20
                                        =================================================================

TALWARE NETWORX INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2002 AND 2001
--------------------------------------------------------------------------------

8.   Capital stock (continued)

     (e) Commitments to issue shares (continued)

         As at December 31, 2002, options outstanding are summarized as follows:

             Exercise     Number         Weighted Average            Number
              Price                  Contractual Life (months)    Exercisable
         ----------------------------------------------------------------------
              $0.10       400,000               8                      400,000
              $0.15     1,845,000              46                      975,000
              $0.20      150,000*              41                           --
              $0.30      350,000*              41                           --
              $0.40      350,000*              41                           --
              $0.50      350,000*              41                           --
              $0.60      500,000*              41                           --
                       -----------                                 ------------
                        3,945,000                                    1,375,000
                       ===========                                 ============

                  * These options, and 200,000 of the options at $0.15, have been issued to certain individuals and vest solely to the extent that certain cumulative net revenue targets are met over the life of the options (gross revenue targets in the case of one individual who holds 600,000 of the 1,900,000 options). The options awarded to one individual were partially approved by the Toronto Venture Exchange and 500,000 options remain to be approved by the shareholders of the Corporation.

         The fair values of the Corporation's options granted in 2002 and 2001 were estimated using the Black-Scholes model with weighted average assumptions of 50 months expected terms (2001: 24 months), volatility of 31% (2001: 83%), interest rate of 2.77% (2001: 5.25%) and an expected dividend yield of nil in both 2002 and 2001. Had the compensation cost for the employee stock option plan been determined based upon the fair values at the date of the award, the Corporation's net loss and basic loss per share for 2002 would have been increased by $106,359 and $0.005, respectively (2001: $59,950 and $0.004 per share, respectively).

TALWARE NETWORX INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2002 AND 2001
--------------------------------------------------------------------------------

9.  DILUTION GAIN

    On November 5, 2001, Talware Technologies Inc. issued 41,667 Common Shares from treasury in exchange for aggregate cash consideration of $83,318USD, representing $132,734CAD.

    As a result of this transaction, TNI's ownership of Technologies has been reduced from 99.26% to 98.85%. TNI realized a gain on dilution of its ownership of Technologies in the amount of $130,388. The dilution gain results from the issuance of shares by Technologies at a price per share in excess of TNI's carrying value per share of its investment in Technologies. The dilution gain does not represent a taxable event. Therefore, no income taxes are attributable thereto.

10. INCOME TAXES

     (a) Reconciliation  of  statutory  tax   provision  to  the  effective  tax
         provision on continuing operations

         The provision for income taxes on continuing operations reflects an effective tax rate that differs from statutory tax rates for the following reasons:

                                                          2002           2001
                                                       ---------      ---------
Combined statutory Canadian federal and Ontario
income tax rate                                             40.5%          42.1%
                                                       =========      =========
Provision for current income taxes recovered
on continuing operations using the statutory rate      $(584,369)     $(152,683)
                                                       ---------      ---------
Permanent differences between accounting
income and taxable income                                  6,511        (73,871)
Temporary differences                                     53,180       (446,867)

Costs associated with the issuance of equity
instruments, not deducted in the computation
of accounting income                                     (55,544)       (50,076)

Additional tax benefit attributable to losses
carried forward by U.S. subsidiaries                      (1,823)        (6,101)
Current year tax losses being carried
forward to reduce future years' taxable income           582,045        729,598
                                                       ---------      ---------
                                                         584,369        152,683
                                                       ---------      ---------
PROVISION FOR CURRENT INCOME TAXES RECOVERED
ON CONTINUING OPERATIONS                               $      --      $      --
                                                       =========      =========

TALWARE NETWORX INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2002 AND 2001
--------------------------------------------------------------------------------

10.  Income taxes (continued)

     (b) Non-capital (operating) losses being carried forward

         As at December 31, 2002, the Corporation and its subsidiaries have accumulated non-capital (operating) losses totaling $4,300,000, which are available to reduce taxable income in future years. The tax benefits pertaining to these losses have not been recognized in these consolidated financial statements. The amounts of the losses attributable to TNI and its Canadian subsidiaries (the "Canadian group") and to its U.S. subsidiaries (the "U.S. group"), and the years in which the losses expire, are as follows:

                                              $                    $
                                       ----------------       ------------
                                       (Canadian group)       (U.S. group)

                   2006                       88,000                -
                   2007                    1,014,000              87,000
                   2008                      715,000           1,020,000
                   2009                    1,293,000              83,000
                                           ---------           ---------
                                           3,110,000           1,190,000
                                           =========           =========


     (c) Investment tax credits being carried forward

         As at December 31, 2002, TNI is entitled to investment tax credits totaling approximately $35,000, which are available to reduce Canadian income taxes payable in future years. The tax benefits pertaining to these losses have not been recognized in these consolidated financial statements. These investment tax credits expire, as follows:

                                                $
                                             -------
                   2011                       17,000
                   2012                       18,000
                                             -------
                                              35,000
                                             =======


     (d) Pool of unclaimed SR&ED expenditures being carried forward

         As at December 31, 2002, TNI has accumulated unclaimed Scientific Research and Experimental Development ("SR&ED") expenditures totaling $173,000, which are available for indefinite carry forward and would be used to reduce Canadian taxable income in future years.

TALWARE NETWORX INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2002 AND 2001
--------------------------------------------------------------------------------

10.  Income taxes (continued)

     (e) Net future tax liability recognized

         As at December 31, 2002, the tax effects of the temporary differences and tax reductions that would otherwise give rise to future tax assets and future tax liabilities are, as follows:

                                                                          $
                                                                     -----------
                             Future tax assets

         Non-capital (operating) losses being carried-forward         1,767,106
         Deferred finance charge deductions                             112,281
         Pool of unclaimed SR&ED expenditures                            69,934
         Investment in Career Match, Inc.                                52,120
         Investment tax credits recoverable                              34,535
                                                                     -----------
                                                                      2,035,976
                                                                     -----------
         Less: valuation allowance                                   (1,647,354)
                                                                     -----------
                                                                        388,622
                                                                     -----------

                          Future tax liabilities

         Deferred development costs                                    (388,503)
         Property and equipment                                            (119)
                                                                     -----------
                                                                       (388,622)
                                                                     -----------

         NET FUTURE TAX LIABILITY AS AT DECEMBER 31, 2002                    --
                                                                     ===========

TALWARE NETWORX INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2002 AND 2001
--------------------------------------------------------------------------------

11.  DISCONTINUED OPERATIONS

     On December 16, 2001 (the measurement date and date of disposal), the Corporation ceased operating its executive placement and recruiting service division. In 2002, there were no ongoing activities related to operations discontinued and no further revenues or costs were incurred. All assets and liabilities from discontinued operations were settled in 2002 and no amounts remain outstanding at December 31, 2002.

     (a) Results of operations of discontinued division
                                                                       2001
                                                                         $
                                                                     --------
         Fee revenue                                                  394,552
         Direct costs                                                 436,420
                                                                     --------
         Gross profit (loss)                                          (41,868)
         Selling, general and administrative expenses                (279,778)
         Amortization expense                                          (2,902)
         Loss on write-off of leasehold improvements                  (13,670)
                                                                     --------
         LOSS FROM DISCONTINUED OPERATIONS                           (338,228)
                                                                     ========

     (b) Cash outflows from discontinued division
                                                                       2001
                                                                         $
                                                                     --------
         Loss from discontinued operations                           (338,228)
         Amortization of capital assets                                 2,902
         Loss on write-off of leasehold improvements                   13,670
         Decrease (increase) in accounts receivable                    52,886
         Decrease (increase) in prepaid expenses
          and sundry assets                                               186
         Increase (decrease) in accounts payable
          and accrued liabilities                                     (41,487)

         CASH OUTFLOWS FROM DISCONTINUED OPERATIONS                  (310,071)
                                                                     ========


         In 2002, accounts receivable in the amount of $27,000 were collected. This amount is reflected in the statement of cash flows as a net cash inflow from discontinued operations in 2002.

TALWARE NETWORX INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2002 AND 2001
--------------------------------------------------------------------------------

11.  Discontinued operations (continued)

     (c)  Assets related to discontinued division

          Assets   related  to   discontinued   operations,   presented  in  the
          consolidated balance sheets, are as follows:

                                                         2001
                                                           $
                                                        ------
          CURRENT ASSETS
          Accounts receivable                           27,000


12.  FULLY DILUTED LOSS PER SHARE

     Fully-diluted loss per share figures have not been presented as the effect of the exercise of the warrants and options would be anti-dilutive.

13.  CONCENTRATION OF CREDIT RISK

     Cash and cash equivalents

     Cash is on deposit with a major Canadian chartered bank. The cash equivalents represent money market mutual fund units managed by a subsidiary of a major Canadian chartered bank. Management does not believe the company is subject to any significant credit risk, in this respect.

14.  SUBSEQUENT EVENTS

     On January 17, 2003, the Corporation completed the closing of the third portion of the $750,000 private placement and issued 2,500,000 units at a price of $0.10 per unit for aggregate consideration of $250,000. Each unit consisted of one Common Share and one common share purchase warrant which is convertible for a period of two years into one common share at a cost of $0.15.

     On March 14, 2003, the Corporation completed the closing of the fourth portion of the $750,000 private placement and issued 725,000 units at a price of $0.10 per unit for aggregate consideration of $72,500. Each unit consisted of one Common Share and one common share purchase warrant which is convertible for a period of two years into one common share at a cost of $0.15.

TALWARE NETWORX INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2002 AND 2001
--------------------------------------------------------------------------------

15.  SIGNIFICANT DIFFERENCES BETWEEN CANADIAN GAAP AND UNITED STATES GAAP

     These consolidated financial statements are prepared using Canadian GAAP, which differs in some respects from U.S. GAAP. There are no material differences between Canadian GAAP and U.S. GAAP that affect the statement of cash flows. The significant reporting differences between Canadian and U.S. GAAP that effect these consolidated financial statements are, as follows:

     (a)  Deferred development costs

          Commencing in 2001, the Corporation began to defer costs associated with software development on the basis that such costs met the criteria under Canadian GAAP for capitalization and amortization. Under Canadian GAAP, deferred development costs amount to $806,338, net of accumulated amortization of $332,021. Amortization expense for the year totals $332,021.

          Under U.S. GAAP, all development costs should be charged to operations in the year incurred.

     (b)  Stock-based compensation

          Under Canadian GAAP, the Corporation is not required to recognize stock-based compensation based on the fair value of the related equity instruments at the grant date. The fair value of the unrecognized stock-based compensation is disclosed in note 8(e).

          Under U.S. GAAP, the Corporation should use fair value accounting or the intrinsic value method of accounting to measure compensation cost for its stock options awarded to employees at grant date.

     The effects of the significant differences between Canadian GAAP and U.S. GAAP are reflected in the balance sheet and statement of operations below. No significant differences exist between net loss determined in accordance with U.S. GAAP and comprehensive income.

TALWARE NETWORX INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2002 AND 2001
--------------------------------------------------------------------------------

15. Significant differences between Canadian GAAP and United States GAAP (continued)

   CONSOLIDATED STATEMENT OF OPERATIONS
   YEARS ENDED DECEMBER 31, 2002 AND 2001
   -----------------------------------------------------------------------------

                                                         2002           2001
                                                          $              $
                                                    ----------------------------

   NET LOSS IN ACCORDANCE WITH CANADIAN GAAP          (1,553,560)      (834,348)

   Adjustments to reconcile to U.S. GAAP:
   Eliminate development costs capitalized               (90,296)    (1,048,063)
   Eliminate amortization expense, deferred
     development costs                                   332,021             --
   Record fair value of stock-based compensation        (106,359)       (59,950)
                                                    ----------------------------
   NET LOSS IN ACCORDANCE WITH U.S. GAAP              (1,418,194)    (1,942,361)
                                                    ============================
   BASIC LOSS PER SHARE
   From continuing operations                             (0.069)        (0.107)
   From discontinued operations                               --         (0.022)
                                                    ----------------------------
                                                          (0.069)        (0.129)
                                                    ============================

TALWARE NETWORX INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2002 AND 2001
--------------------------------------------------------------------------------

15. Significant differences between Canadian GAAP and United States GAAP (continued)

      CONSOLIDATED BALANCE SHEET - DECEMBER 31, 2002 AND 2001
      ----------------------------------------------------------------------

                                                       2002           2001
                                                        $              $
                                                 ---------------------------
      ASSETS

      Current                                         65,415        165,580
      Investment in Career Match, Inc.                     1         88,377
      Property and equipment                          35,579         28,269
      Trademark application costs                      6,245          6,245
      Patent application costs                         4,793          4,549
                                                 ---------------------------
                                                     112,033        293,020
                                                 ===========================
      LIABILITIES

      Current                                        585,751        542,883
      Non-controlling interest                             1            562
                                                 ---------------------------
                                                     585,752        543,445
                                                 ---------------------------
      SHAREHOLDERS' DEFICIENCY

      Capital stock                                3,536,996      2,622,096
      Contributed surplus                              6,301          6,301
      Equity portion of convertible debenture        280,000             --
      Deficit                                     (4,297,016)    (2,878,822)
                                                 ---------------------------
                                                    (473,719)      (250,425)
                                                 ---------------------------
                                                     112,033        293,020
                                                 ===========================


16.  COMPARATIVE FIGURES

     Certain comparative figures have been reclassified, where applicable, to conform to the current year's presentation.

Exhibits

INDEX TO FINANCIAL STATEMENTS

INTERIM CONSOLIDATED STATEMENT OF OPERATIONS

NINE MONTHS ENDED SEPTEMBER 30, 2003
WITH COMPARATIVE FIGURES FOR NINE MONTHS ENDED SEPTEMBER 30, 2002
(UNAUDITED)

                                                       September 30    September 30    September 30    September 30
                                                           2003            2003            2002            2002
                                                        (9 months)      (3 months)      (9 months)      (3 months)
                                                            $               $                $               $
                                                        ----------      ----------      ----------      ----------
REVENUES                                                    18,550          18,550              --              --
                                                        ----------      ----------      ----------      ----------
EXPENSES
Selling, general and administrative                        968,925         375,630         666,918         299,438
                                                        ----------      ----------      ----------      ----------
OPERATING LOSS BEFORE OTHER INCOME (EXPENSES)
AND THE UNDERNOTED ITEMS                                  (950,375)       (357,080)       (666,918)       (299,438)
                                                        ----------      ----------      ----------      ----------
OTHER INCOME (EXPENSES)
Amortization expense, deferred development costs           426,885         142,295         126,790          94,993
Amortization expense, property and equipment                 6,882           2,294           6,951           3,010
Interest expense                                             4,507           1,479             849             533
Loss on disposition of shares of Career Match, Inc.             --              --           5,974              --
                                                        ----------      ----------      ----------      ----------
LOSS FROM CONTINUING OPERATIONS BEFORE THE
UNDERNOTED ITEMS                                        (1,388,649)       (503,148)       (807,482)       (397,974)
                                                        ----------      ----------      ----------      ----------
EQUITY IN NET LOSS OF CAREER MATCH, INC.                        --              --          76,428              --
NON-CONTROLLING INTEREST                                        --              --            (561)            (66)
                                                        ----------      ----------      ----------      ----------
NET LOSS                                                (1,388,649)       (503,148)       (883,349)       (397,908)
                                                        ==========      ==========      ==========      ==========

WEIGHTED-AVERAGE NUMBER OF COMMON SHARES (NOTE 5)       29,794,149      31,166,066      19,277,730      22,203,133

BASIC LOSS PER SHARE                                        (0.047)         (0.016)         (0.046)         (0.018)
                                                        ----------      ----------      ----------      ----------

TALWARE NETWORX INC.

INTERIM CONSOLIDATED STATEMENT OF DEFICIT
NINE MONTHS ENDED SEPTEMBER 30, 2003
WITH COMPARATIVE FIGURES FOR NINE MONTHS ENDED SEPTEMBER 30, 2002
(UNAUDITED)

========================================================================================================
                                          September 30    September 30    September 30    September 30
                                              2003            2003            2002            2002
                                           (9 months)      (3 months)      (9 months)      (3 months)
                                               $               $               $               $
--------------------------------------------------------------------------------------------------------

DEFICIT BEGINNING OF PERIOD                (3,268,849)     (4,154,350)     (1,715,289)     (1,715,289)

Net Loss                                   (1,388,649)       (503,148)       (883,349)       (397,908)
                                         -------------   -------------   -------------   -------------

DEFICIT END OF PERIOD                      (4,657,498)     (4,657,498)     (2,598,638)     (2,113,197)
                                         -------------   -------------   -------------   -------------

TALWARE NETWORX INC.

INTERIM CONSOLIDATED STATEMENT OF CASH FLOWS
NINE MONTHS ENDED SEPTEMBER 30, 2003
WITH COMPARATIVE FIGURES FOR NINE MONTHS ENDED SEPTEMBER 30, 2002
(UNAUDITED)

                                                           September 30   September 30   September 30   September 30
                                                               2003           2003           2002           2002
                                                            (9 months)     (3 months)     (9 months)     (3 months)
                                                                $              $               $              $
                                                            ----------     ----------      ----------     ----------
Cash provided by (used in)
Loss from continuing operations                             (1,388,649)      (503,148)      (883,349)      (397,908)
                                                            ----------     ----------     ----------     ----------
Items not affecting cash
Non-cash items included in selling, general and
administrative expenses                                             --             --          5,974             --
Amortization, deferred development costs                       426,885        142,295        126,790         94,993
Amortization, property and equipment                             6,882          2,294          6,951          3,010
Equity in net loss of Career Match, Inc.                            --             --         76,428             --
Loss on disposition of shares of Career Match, Inc.                 --             --          5,974             --
Non-controlling interest                                            --             --           (561)           (66)
                                                            ----------     ----------     ----------     ----------
                                                              (954,882)      (358,559)      (661,793)      (299,971)
                                                            ----------     ----------     ----------     ----------
Changes in non-cash components of working capital
Accounts receivable                                            (11,880)        (3,701)            --             --
Sundry taxes recoverable                                            --             --        (11,993)        (9,749)
Prepaid expenses and other assets                               21,309          2,777        (27,689)       (21,502)
Accounts payable and accrued liabilities                       254,403         95,253        156,596        146,614
                                                            ----------     ----------     ----------     ----------
                                                               263,832         94,329        116,914        115,363
                                                            ----------     ----------     ----------     ----------
Cash provided by (used) in continuing operations              (691,050)      (264,230)      (544,879)      (184,608)
                                                            ----------     ----------     ----------     ----------

Financing activities
Advances from (repayment to) a shareholder                      93,093         36,557          1,284          1,284
Issuance of capital stock                                      550,455        227,955        555,000             --
Costs associated with issuing stock                             (1,025)            --        (58,829)            --
                                                            ----------     ----------     ----------     ----------
Cash provided by financing activities                          642,523        264,512        497,455          1,284
                                                            ----------     ----------     ----------     ----------

Investing activities
Purchase of property and equipment                                  --             --        (16,578)        (1,773)
Development costs capitalized                                       --             --        (93,045)         3,571
Trademark application costs capitalized                             --             --           (244)            --
                                                            ----------     ----------     ----------     ----------
Cash used in investing activities                                   --             --       (109,867)         1,798
                                                            ----------     ----------     ----------     ----------
Net cash outflows from continuing operations                   (48,527)           282       (157,291)      (181,526)
Net cash inflows (outflows) from discontinued operations                                      27,000             --
Net increase (decrease) in cash and cash equivalents           (48,527)           282       (130,291)      (181,526)
                                                            ----------     ----------     ----------     ----------
Cash and cash equivalents, beginning of period                  33,868        (14,941)       137,883        189,118
                                                            ----------     ----------     ----------     ----------
Bank indebtedness, end of period                               (14,659)       (14,659)         7,592          7,592
                                                            ----------     ----------     ----------     ----------

TALWARE NETWORX INC.
(INCORPORATED UNDER THE LAWS OF ALBERTA)

INTERIM CONSOLIDATED BALANCE SHEET
AS AT SEPTEMBER 30, 2003 AND DECEMBER 31, 2002
(UNAUDITED)

                                                              September 30    December 31
                                                                  2003            2002
                                                                   $               $
                                                               ----------     ----------
ASSETS
CURRENT
Cash and cash equivalents                                              --         33,868
Accounts receivable                                                11,880             --
Prepaid expenses and other assets                                  10,238         31,547
                                                               ----------     ----------
                                                                   22,118         65,415

Investment in Career Match, Inc.                                        1              1
Property and equipment                                             28,697         35,579
Deferred development costs, net of accumulated amortization
of -$379,453 (2002: -$806,338)                                    379,453        806,338
Trademark application costs                                         6,245          6,245
Patent application costs                                            4,793          4,793
                                                               ----------     ----------
                                                                  441,307        918,371
                                                               ==========     ==========

LIABILITIES
CURRENT
Bank indebtedness                                                  14,659             --
Accounts payable and accrued liabilities                          774,563        520,160
Advances from a shareholder, without interest                     158,684         65,591
                                                               ----------     ----------
                                                                  947,906        585,751
Non-controlling interest                                                1              1
                                                               ----------     ----------
                                                                  947,907        585,752
                                                               ----------     ----------

SHAREHOLDERS' EQUITY
Capital stock (Note 5)                                          4,144,597      3,315,167
Contributed surplus                                                 6,301          6,301
Equity component of convertible debenture (Note 4)                     --        280,000
Deficit                                                        (4,657,498)    (3,268,849)
                                                               ----------     ----------
                                                                 (506,600)       332,619
                                                               ----------     ----------
                                                                  441,307        918,371
                                                               ----------     ----------

TALWARE NETWORX INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NINE MONTHS ENDED SEPTEMBER 30, 2003


1. NATURE OF THE BUSINESS

Talware Networx Inc. (hereinafter referred to as "TNI" or the "Corporation") provides human capital recruitment and retention solutions. The Corporation's suite of software products allows users to source and manage human capital resources on a local, national and global basis. They include solutions for private label job boards, skill and experience identification, applicant marketing and employee communication.

2. FUTURE OPERATIONS

These interim consolidated financial statements have been prepared on a going concern basis, which assumes the Corporation will continue in operation in the foreseeable future and be able to realize its assets and satisfy its liabilities in the normal course of business. Certain conditions and events exist that cast doubt on the Corporation's ability to continue as a going concern.

The Corporation has incurred significant losses from both continuing and discontinued operations and has used significant amounts of cash in developing its suite of software products over the past three years.

Continued operations depend upon the Corporation's ability to obtain additional financing and/or generate positive cash flows from operations.

Should the Corporation be unable to generate positive cash flows from operations or secure additional financing in the foreseeable future, the application of the going concern principle for financial statement reporting purposes may no longer be appropriate. These interim consolidated financial statements do not include any adjustments, related to the valuation or classification of assets or the amounts or classification of liabilities, which would otherwise be necessary should the Corporation be unable to continue as a going concern.

3. SIGNIFICANT ACCOUNTING POLICIES

3. These interim consolidated financial statements have been prepared by management, using the same accounting policies and the methods for their application as the most recent consolidated financial statements. Disclosures in these interim consolidated financial statements may not conform in all respects to the requirements of Canadian generally accepted accounting principles for annual financial statements. These interim consolidated financial statements should be read in conjunction with the most recent audited consolidated financial statements of the Corporation, being for the year ended December 31, 2002.

4. EQUITY COMPONENT OF CONVERTIBLE DEBENTURE

       On December 31, 2002, as reported in its audited consolidated financial statements as at that date, the Corporation issued an unsecured, interest-free, 5-year convertible debenture having a principal amount of $280,000. This debenture was convertible into common shares of the Corporation at various conversion prices over the 5-year term of the debenture. On May 12, 2003, the debenture was converted at $0.12 per share. Accordingly, the conversion has not been shown as a financing activity on the Interim Consolidated Statement of Cash Flows.

TALWARE NETWORX INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NINE MONTHS ENDED SEPTEMBER 30, 2003


5. CAPITAL STOCK

                                                                  September 30,    December 31,
                                                                      2003             2002
                                                                  -----------------------------
Issued
33,036,466 Common Shares (December 31, 2002: 25,198,583 shares)    $4,757,981      $3,927,526
Costs associated with raising capital                                (613,384)       (612,359)
                                                                  -----------------------------
                                                                   $4,144,597      $3,315,167
                                                                  =============================

Changes in the number of shares issued during the nine months ended September 30, 2003 and the year ended December 31, 2002 are summarized as follows:

                                                    Number              $
BALANCES, JANUARY 1, 2002                         16,203,133        3,027,981
Private placements                                 8,995,450          899,545
BALANCES, DECEMBER 31, 2002                       25,198,583        3,927,526
Private placements                                 3,225,000          322,500
Conversion of debenture                            2,333,333          280,000
Private placement                                  2,279,550          227,955
BALANCES, SEPTEMBER 30, 2003                      33,036,466        4,757,981


(a)  Private placements, 2003

     On January 17, 2003, the Corporation completed the closing of the third portion of the $750,000 private placement and issued 2,500,000 units at a price of $0.10 per unit for aggregate consideration of $250,000. Each unit consisted of one Common Share and one common share purchase warrant, which is convertible for a period of two years into one common share at a cost of $0.15.

     On March 14, 2003, the Corporation completed the closing of the fourth portion of the $750,000 private placement and issued 725,000 units at a price of $0.10 per unit for aggregate consideration of $72,500. Each unit consisted of one Common Share and one common share purchase warrant, which is convertible for a period of two years into one common share at a cost of $0.15.

     On August 13, 2003, the Corporation completed the closing of the final portion of the $750,000 private placement, which was over subscribed to total $850,000, and issued 2,279,550 units at a price of $0.10 per unit for aggregate consideration of $227,955. Each unit consisted of one Common Share and one common share purchase warrant, which is convertible for a period of two years into one common share at a cost of $0.15.

     Further  closings  of  an  additional   private  placement  occurred  after
     September 30, 2003 as described in Note 7 (Subsequent events).

TALWARE NETWORX INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NINE MONTHS ENDED SEPTEMBER 30, 2003


5. Capital stock (continued)

(b)  Commitments to issue shares

     i)   Warrants

          As at September 30, 2003, the Corporation has issued and outstanding warrants, as follows:

               Number of Warrants       Exercise Price            Expiry Date
                     1,955,450               0.15               October 2, 2004
                     1,040,000               0.15              December 20, 2004
                     2,500,000               0.15              January 17, 2005
                       725,000               0.15               March 14, 2005
                     2,279,550               0.15               August 13, 2005
                     8,500,000

     ii) The Corporation entered into a one-year, renewable agreement, effective July 1, 2002, with consultants engaged to assist management with global business development opportunities. Pursuant to the terms of the agreement, the consultants received a fee of $75,000 in 2002 and will receive, subject to regulatory approval, 250,000 common shares of the Corporation during each of the first and second quarters of 2003.

     iii) On October 12, 2002, the Corporation entered into a marketing agreement with consultants to complement the Corporation's sales efforts in developing Global Human Capital Supply Chain Networks in certain vertical industries; and in particular the health care sector. Under the terms of the agreement, the Corporation will issue to these consultants, subject to regulatory approval, up to two million common shares on the achievement of significant financial and business development milestones. Commissions on net revenues generated will also be payable.

(b)  Commitments to issue shares (continued)

     iv)  Option plans

          Under a 1998 Stock Option Plan, 10% of the outstanding capital of the Corporation is available for option grants, less any options exercised. This plan had no specific requirements as to the option period, the time during which options vest and the method of vesting. Generally, the options issued under this plan were five years in duration and vested immediately or, in a number of limited cases, were based on the achievement of certain performance-related targets based on revenue generation. At September 30, 2003, there were 1,975,000 options issued under this plan and a further 544,858 options available for issue.

          Under a 2002 Stock Option Plan, 2,180,313 options were approved by the corporation's shareholders for issue under the plan. Options were generally issued for five-year terms and vested as to 33% in each of the six-month periods following the granting thereof. In certain limited cases, vesting also was based on the achievement of certain performance-related targets based on revenue generation. At June 30, 2003, 1,970,000 options were issued under this plan leaving 210,313 available for future issue.

          At the corporation's Annual General Meeting held July 16, 2003, the shareholders voted to amend the Plans to combine the two Plans into one plan and to increase the number of shares of the Corporation for which options may be granted under the resulting plan. Consequently, the former plans were consolidated into one plan called the "Talware Networx Inc. Stock Option Plan" (the "New Plan"). The number of shares issuable, pursuant to options granted and to be granted under the New Plan, was increased to a total of 6,150,000 common shares. All options that were previously granted remained outstanding on the terms ascribed thereto and subject to the terms of the New Plan.

          During the nine months ended September 30, 2003, 900,000 options outstanding were converted from performance based options, to options exercisable at 15 cents.

          140,000 options were issued to employees and consultants of the corporation during the quarter ended September 30, 2003

          As at September 30, 2003, there were 4,085,000 options outstanding under the New Plan.

TALWARE NETWORX INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NINE MONTHS ENDED SEPTEMBER 30, 2003


5.   Capital stock (continued)

     (b)  Commitments to issue shares (continued)

          iv)  Option plans (continued)

          Changes to the option plans are summarized as follows:

                                                             2002
                                                   ----------------------------
                                                               Weighted Average
                                                      Number    Exercise Price
-------------------------------------------------------------------------------
       OPTIONS OUTSTANDING JANUARY 1                  678,000     $    0.20
Options granted                                     3,867,000     $    0.28
Options forfeited                                    (600,000)    $    0.24
-------------------------------------------------------------------------------
OPTIONS OUTSTANDING, DECEMBER 31                    3,945,000     $    0.27
-------------------------------------------------------------------------------

                                                             2003
                                                   ------------------------
       OPTIONS OUTSTANDING JANUARY 1                3,945,000     $    0.27
              OPTIONS GRANTED                         140,000     $    0.15
             OPTIONS FORFEITED                             --            --
-------------------------------------------------------------------------------
     OPTIONS OUTSTANDING, SEPTEMBER 30              4,085,000     $    0.20
-------------------------------------------------------------------------------
                Exercisable                         1,945,000     $    0.14
Not exercisable - service/time based                1,140,000     $    0.15
Not exercisable - performance related               1,000,000     $   0.375
-------------------------------------------------------------------------------
OPTIONS OUTSTANDING, SEPTEMBER 30                   4,085,000     $    0.20
===============================================================================


6. FULLY DILUTED LOSS PER SHARE

Fully-diluted loss per share figures have not been presented as the effect of the exercise of warrants and options would be anti-dilutive.

7. SUBSEQUENT EVENTS

Subsequent to September 30, 2003, the Corporation continued its $430,000 private placement of securities at a price of $0.08 per unit. Each unit consists of one Common Share and one common share purchase warrant, which is convertible for a period of two years into one common share at a cost of $0.10. To September 30, 2003, subscriptions totaling $406,716 were received. Of this amount, $146,480 was received in cash from A. Rootenberg, a major shareholder, which amount has been recorded as an advance from shareholder pending the issuance of shares. The remaining funds of $260,236 have been recorded as a current liability pending the issuance of the shares.

Also subsequent to September 30, 2003, the Corporation entered into a private placement of a convertible debenture for an aggregate principal of $150,000. The debenture bears interest at 8% per annum and will mature in three years. The debenture is convertible into units of Talware at $0,06 during the first two years of its term and $0.07 during the third year of its term. Each unit consists of one Common Share and one common share purchase warrant, which is convertible for a period of two years into one common share at a cost of $0.10. Any common shares issued upon conversion of the debenture or exercise of the warrants will be subject to resale restrictions until February 21, 2004.

TALWARE NETWORX INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NINE MONTHS ENDED SEPTEMBER 30, 2003


8.   RELATED PARTY TRANSACTIONS

The President of the company is also a major shareholder. In the ordinary course of business, he has been paid a monthly draw against cash advances the President made to the company. With the advent of a revenue stream, salary and benefits owing to the President for 2003 and for part of 2002 has been accrued as an advance from shareholder and expensed to the income statement.

9.   SIGNIFICANT DIFFERENCES BETWEEN CANADIAN GAAP AND UNITED STATES GAAP

These interim consolidated financial statements are prepared using Canadian GAAP, which differs in some respects from U.S. GAAP. There are no material differences between Canadian GAAP and U.S. GAAP that affect the statement of cash flows. The significant reporting differences between Canadian and U.S. GAAP that effect these interim consolidated financial statements are, as follows:

(a)  Deferred development costs

     Commencing in 2001, the Corporation began to defer costs associated with software development on the basis that such costs met the criteria under Canadian GAAP for capitalization and amortization. Under Canadian GAAP, deferred development costs amount to $379,453, net of accumulated amortization of $758,905. Amortization expense for the nine months ended September 30, 2003 totals $426,885.

     Under U.S. GAAP, all development costs should be charged to operations in the year incurred.

(b)  Stock-based compensation

     Under  Canadian  GAAP,  the   Corporation  is  not  required  to  recognize
     stock-based compensation based on the fair value of the related equity instruments at the grant date.

     Under U.S. GAAP, the Corporation should use fair value accounting or the intrinsic value method of accounting to measure compensation cost for its stock options awarded to employees at grant date.

TALWARE NETWORX INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NINE MONTHS ENDED SEPTEMBER 30, 2003


9. Significant differences between Canadian GAAP and United States GAAP (continued)

The effects of the significant differences between Canadian GAAP and U.S. GAAP are reflected in the interim consolidated balance sheet and statement of operations below. No significant differences exist between net loss determined in accordance with U.S. GAAP and comprehensive income.

INTERIM CONSOLIDATED STATEMENT OF OPERATIONS
NINE MONTHS ENDED SEPTEMBER 30, 2003 AND 2002

                                                     SEPTEMBER 30  September 30
                                                         2003          2002
                                                      (9 MONTHS)    (9 months)
                                                          $             $
                                                     ----------    ----------
    Net loss in accordance with Canadian GAAP        (1,388,649)      (807,482)
                                                     ----------     ----------
    Adjustments to reconcile to U.S. GAAP
         Eliminate development costs capitalized                        96,616
         Eliminate amortization expense, deferred
           development costs                           (426,885)      (126,790)
                                                     ----------     ----------
    Net loss in accordance with U.S. GAAP              (961,764)      (777,308)
                                                     ==========     ==========

    Basic loss per share                                 (0.032)        (0.040)
                                                     ==========     ==========

TALWARE NETWORX INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NINE MONTHS ENDED SEPTEMBER 30, 2003


9. Significant differences between Canadian GAAP and United States GAAP (continued)

INTERIM CONSOLIDATED BALANCE SHEET - SEPTEMBER 30, 2003
WITH COMPARATIVE FIGURES AS AT DECEMBER 31, 2002

                                                     SEPTEMBER 30    December 31
                                                         2003           2002
                                                           $              $
                                                      ----------     ----------
ASSETS

Current                                                   22,118         65,415
Investment in Career Match, Inc.                               1              1
Property and equipment                                    28,697         35,579
Trademark application costs                                6,245          6,245
Patent application costs                                   4,793          4,793
                                                      ----------     ----------
                                                          61,854        112,033
                                                      ==========     ==========

LIABILITIES

Current                                                  947,906        585,751
Non-controlling interest                                       1              1
                                                      ----------     ----------
                                                         947,907        585,752
                                                      ----------     ----------

SHAREHOLDERS' DEFICIENCY

Capital stock                                          4,144,597      3,315,167
Contributed surplus                                        6,301          6,301
Equity component of convertible debenture (Note 3)            --        280,000
Deficit                                               (5,036,951)    (4,075,187)
                                                      ----------     ----------
                                                        (886,053)      (473,719)
                                                      ----------     ----------
                                                          61,854        112,033
                                                      ==========     ==========

SCHEDULE "B" - SUPPLEMENTAL INFORMATION



Details Regarding Selling General and Administrative Expenses ("SG&A")

Compensation expense                        $211,490
Technical consulting costs                  $ 51,546
Public company expense                      $ 17,728
All other                                   $ 94,866
                                            --------
                                            $375,630